Exhibit 99.5

DOCKET NO. 33586
APPLICATION OF ENTERGY GULF STATES, INC. FOR A FINANCING ORDER	PUBLIC UTILITY COMMISSION OF TEXAS

FINANCING ORDER

DOCKET NO. 33586
APPLICATION OF ENTERGY GULF STATES, INC. FOR A FINANCING ORDER	PUBLIC UTILITY COMMISSION OF TEXAS

FINANCING ORDER

This Financing Order addresses the application of Entergy Gulf States, Inc. (EGSI or the Company) under Subchapters G and J of Chapter 39 of the Public Utility Regulatory Act1 (PURA): (1) to securitize the sum of hurricane reconstruction costs as determined by the Commission in Docket No. 32907,2 carrying costs as applicable on the hurricane reconstruction costs through the issuance of the transition bonds, and other qualified costs, adjusted to reflect the benefit of accumulated deferred federal income taxes (ADFIT) as determined in this Financing Order; (2) for approval of the proposed securitization financing structure and issuance of transition bonds; (3) for approval of transition charges sufficient to recover qualified costs; and (4) for approval of a tariff to implement the transition charges.

As discussed in this Financing Order, the Commission finds that EGSI's application for approval of the securitization transaction should be approved as modified by this Financing Order. The Commission also finds that the securitization approved in this Financing Order meets all applicable requirements of PURA. Accordingly, in accordance with the terms of this Financing Order, the Commission: (1) approves the securitization requested by EGSI; (2) authorizes the issuance of transition bonds in one or more series in an aggregate principal amount not to exceed the sum of (a) $321,359,480 of hurricane reconstruction costs pursuant to the Commission's Order in Docket No. 32907 (32907 Order) (which amount includes carrying costs in the amount of $37,449,102 through the projected issuance date of the transition bonds of June 1, 2007, calculated at a rate of 7.90% per annum pursuant to the 32907 Order and deducts the prospective ADFIT benefit of $31,626,006 as determined in this Financing Order), plus (b) up-front qualified costs of issuing the transition bonds and of retiring some existing debt and paying down equity at EGSI, which are capped, and are not to exceed $6,000,000, minus (c) governmental grant proceeds received prior to the issuance of the financing order, if reduction of the amount to be securitized is required by the 32907 Order, plus or minus (d) any adjustment to the $37,449,102 in carrying costs necessary to account for (i) the receipt of insurance or grant proceeds as provided in the 32907 Order, and (ii) the number of days, as applicable, either greater than or less than assumed in the $37,449,102 carrying cost calculation based on the projected issuance date for the transition bonds of June 1, 2007; (3) approves the structure of the proposed securitization financing; (4) approves transition charges in an amount to be calculated as provided in this Financing Order; (5) approves the form of tariff, as provided in this Financing Order, to implement those transition charges; and (6) finds that the potential benefits of an interest-rate swap within the bond structure will not outweigh the costs of preparing such a swap and the incremental risks to customers, and that an interest-rate swap should not occur within the transition bond structure.

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1.  Tex. Util. Code Ann.  11.001-64.158 (Vernon 1998 & Supp. 2006).
2.  Application of Entergy Gulf States, Inc. for Determination of Hurricane Reconstruction Costs, Docket No. 32907 (Dec. 1, 2006).

In the issuance advice letter discussed herein, EGSI shall update the amount of the up-front qualified costs to reflect the actual issuance date of the transition bonds and other relevant current information in accordance with the terms of this Financing Order. In addition, if EGSI receives insurance or certain governmental grant proceeds that, pursuant to the 32907 Order, affect the carrying costs to be securitized, the resulting adjustment to the amount to be securitized shall be included in the issuance advice letter. If the transition bonds are issued on a date other than June 1, 2007, EGSI shall include in the issuance advice letter a revision to the carrying costs to account for the difference in the number of days either less than or greater than assumed in the calculation based on the projected issuance date for the transition bonds of June 1, 2007, and the amount securitized shall be adjusted upwards or downwards, as applicable, based on such difference. EGSI is authorized to issue transition bonds to securitize the updated aggregate principal amount reflected in the issuance advice letter in accordance with the terms of this Financing Order.

In order to approve the securitization of the hurricane reconstruction costs, the Commission must consider whether the proposed securitization meets the financial tests set out in PURA Chapter 39, Subchapters G and J. The three financial tests require that the total revenues collected under the financing order is less than the revenues collected using conventional financing methods (total revenues test),3 that the securitization of the hurricane reconstruction costs provides greater tangible and quantifiable benefits to ratepayers than would have been achieved without the issuance of the transition bonds (tangible and quantifiable benefits test),4 and that the amount securitized may not exceed the present value of the revenue requirement over the life of the proposed transition bond associated with the regulatory assets or stranded costs sought to be securitized (present value test).5

EGSI submitted evidence demonstrating that the proposed securitization met each of the financial tests set forth above. All of the calculations performed by EGSI demonstrated that the transaction would pass these tests by a significant margin. Considering the magnitude of the margin by which the proposed securitization passes the various tests, the Commission declines to determine a particular number for each benefit conferred by the securitization. Accordingly, in quantifying the benefit to ratepayers as a result of this securitization, the Commission refers to the ranges of benefits calculated under EGSI's base case scenario, in which the transition bonds bear a 5.04% weighted-average annual interest rate, and a worst-case scenario, in which the bonds are subject to an 8.25% weighted-average annual interest rate.

As a result of the securitization approved by this Financing Order, consumers in EGSI's Texas service area will realize benefits. Based on the amount that EGSI initially sought to securitize, EGSI's financial analysis indicated that, for the tangible and quantifiable benefits test, consumers will realize benefits estimated to be $32 million on a present value basis in the worst case scenario.6 At the base case weighted-average interest rate as of November 29, 2006, securitization confers benefits of $111 million on a present-value basis.7 In addition, under the worst-case scenario for the total revenue test, securitization of the amount EGSI initially sought to securitize will result in a reduction in the amount of revenues collected by EGSI of $71 million, on a nominal basis, when compared to the amount that would have been collected under conventional financing methods.8 In the base case, the securitization will result in a reduction in the amount of revenues collected by EGSI of $164 million.9 Finally, under the present value test, the present value of the amount EGSI seeks to securitize is $320 million. This amount does not exceed the present value of revenue requirements under conventional recovery of $372 million and $452 million in the worst case and base cases, respectively.10 The benefit amounts calculated by EGSI included the requested amount of up-front qualified costs. Therefore, after reducing the up-front qualified costs included in the securitized amount, as determined in this Financing Order, the benefits would be even greater. Accordingly, the Commission concludes that the benefits for consumers set forth in EGSI's evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby. Also in the issuance advice letter, EGSI will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

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3.  PURA  39.303(a).
4.  PURA  39.458(b)(2).
5.  PURA  39.301.
6.  Direct Testimony of J. David Wright, EGSI Ex. 5, at 13-14.
7.  Id.
8.  Id. at 9.
9.  Id.
10.  Id. at 15.

On December 1, 2006, the Commission issued the 32907 Order determining that EGSI is entitled pursuant to PURA  39.458-463 to recover $352,985,486 of hurricane reconstruction costs, which amount includes carrying costs on the hurricane reconstruction costs through June 1, 2007, the expected issuance date of transition bonds. Pursuant to the terms of the 32907 Order, the amount of carrying costs included in the securitization amount is subject to adjustment based on EGSI's possible receipt of insurance proceeds and certain governmental grants. The amount of carrying costs to be securitized is unaffected, however, by the receipt of insurance proceeds after the bonds are issued and governmental grants received after this financing order is issued. In its application filed on December 8, 2006, EGSI requested authority to securitize an amount no greater than the sum of: (a) $352,985,486 of hurricane reconstruction costs pursuant to the 32907 Order (which amount includes carrying costs in the amount of $37,449,102 through the projected issuance date of the transition bonds of June 1, 2007, calculated at a rate of 7.90% per annum pursuant to the 32907 Order), plus (b)  up-front qualified costs of issuing the transition bonds and of retiring some existing debt and paying down equity at EGSI, which are estimated to be $12,413,798 million but which are subject to change and update pursuant to the issuance advice letter, minus (c) governmental grant proceeds received prior to the issuance of the financing order, if reduction of the amount to be securitized is required by the 32907 Order, plus or minus (d) any adjustment to the $37,449,102 in carrying costs necessary to account for (i) the receipt of insurance or grant proceeds as provided in the 32907 Order, and (ii) the number of days, as applicable, either greater than or less than assumed in the $37,449,102 carrying cost calculation based on the projected issuance date for the transition bonds of June 1, 2007.

EGSI provided a general description of the proposed transaction structure in its application and in the testimony and exhibits submitted in support of its application. The proposed transaction structure does not contain every relevant detail and, in certain places, uses only approximations of certain costs and requirements. The final transaction structure will depend, in part, upon the requirements of the nationally-recognized credit rating agencies which will rate the transition bonds and, in part, upon the market conditions that exist at the time the transition bonds are taken to the market.

While the Commission recognizes the need for some degree of flexibility with regard to the final details of the securitization transaction approved in this Financing Order, its primary focus is upon the statutory requirements-not the least of which is to ensure that securitization results in tangible and quantifiable benefits to ratepayers-that must be met prior to issuing a financing order.

In view of these obligations, the Commission has established certain criteria in this Financing Order that must be met in order for the approvals and authorizations granted in this Financing Order to become effective. This Financing Order grants authority to issue transition bonds and to impose and collect transition charges only if the final structure of the securitization transaction complies in all material respects with these criteria. Finally, the authority and approval granted in this Financing Order is effective only upon EGSI filing with the Commission an issuance advice letter demonstrating compliance with the provisions of this Financing Order.

I.  DISCUSSION AND STATUTORY OVERVIEW

The Texas Legislature amended PURA in 1999 to provide for competition in the provision of retail electric service.11 To facilitate the transition to a competitive environment, electric utilities are authorized under Subchapter G of Chapter 39 of PURA to undertake securitization financing of qualified costs.12 The Legislature provided this option for recovering qualified costs based on the conclusion that securitized financing will result in lower carrying costs for utility assets relative to the costs that would be incurred using conventional utility financing methods. As a precondition to the use of securitization, the Legislature required that the utility demonstrate that ratepayers would receive tangible and quantifiable benefits as a result of securitization and that this Commission make a specific finding that such benefits exist before issuing a financing order. Consequently, a basic purpose of securitized financing-the recovery of an electric utility's qualified costs-is conditioned upon the other basic purpose-providing economic benefits to consumers of electricity in this state.

On September 24, 2005, EGSI's service territory was struck by Hurricane Rita, which caused widespread damage to infrastructure and power outages throughout the service territory. In response to the damage to utility infrastructure, the Texas Legislature passed House Bill 163 in May 2006, which amended Subchapter J of Chapter 39 of PURA and is codified as Sections 39.458-.463. House Bill 163 enables an electric utility subject to Subchapter J of Chapter 39, including EGSI, to obtain timely recovery of hurricane reconstruction costs and to use securitization financing to recover these costs because that type of debt will lower the carrying costs associated with the recovery of hurricane reconstruction costs relative to the costs that would be incurred using conventional financing methods.13 It is the intent of the Legislature that securitization of hurricane reconstruction costs be subject to the same procedures, standards, and protections for the securitization of stranded costs and regulatory assets under Subchapter G except as provided in Subchapter J.

To securitize an electric utility's qualified costs, the Commission authorizes the issuance of securities known as "transition bonds."14 Transition bonds are generally defined as evidences of indebtedness or ownership that are issued under a financing order, are limited to a term of not longer than 15 years, and are secured by or payable from transition property.15 The net proceeds from the sale of the transition bonds must be used to reduce the amount of a utility's recoverable hurricane reconstruction costs through the refinancing or retirement of the utility's debt or equity. If transition bonds are approved and issued, retail electric consumers must pay the principal, interest, and related charges of the transition bonds through transition charges. Transition charges are nonbypassable charges that will be paid as a component of the monthly charge for electric service. Transition charges must be approved by the Commission pursuant to a financing order.16

The Commission may adopt a financing order only if it finds that the total amount of revenues to be collected under the financing order is less than the revenue requirement that would be recovered using conventional financing methods and that the financing order is consistent with the standards of PURA  39.301.17 The Commission must ensure that the net proceeds of transition bonds may be used only for the purpose of reducing the amount of recoverable costs through the refinancing or retirement of utility debt or equity.18 In addition, the Commission must ensure that (1) securitization provides tangible and quantifiable benefits to ratepayers greater than would have been achieved absent the issuance of the transition bonds,19 and (2) the structuring and pricing of the transition bonds result in the lowest transition bond charges consistent with market conditions and the terms of a financing order.20 Finally, the amount securitized may not exceed the present value of the revenue requirement over the life of the proposed transition bonds associated with the amounts sought to be securitized, and the present value calculation must use a discount rate equal to the proposed interest rate on the transition bonds.21 All of these statutory requirements go to ensure that securitization will provide real benefits to retail consumers.

The essential finding by the Commission that is needed to issue a financing order is that ratepayers will receive tangible and quantifiable benefits as a result of securitization. This finding can only be made upon a showing of economic benefits to ratepayers through an economic analysis. An economic analysis is necessary to recognize the time value of money in evaluating whether and the extent to which benefits accrue from securitization. Moreover, an economic analysis recognizes the concept that the timing of a payment can be as important as the magnitude of a payment in determining the value of the payment. Thus, an analysis showing an economic benefit is necessary to quantify a tangible benefit to ratepayers.

Economic benefits also depend upon a favorable financial market-one in which transition bonds may be sold at an interest rate lower than the carrying costs of the assets being securitized. The precise interest rate at which transition bonds can be sold in a future market, however, is not known today. Nevertheless, benefits can be calculated based upon certain known facts (e.g., the amount of assets to be securitized and the cost of the alternative to securitization) and assumptions (e.g., the interest rate of the transition bonds, the term of the transition bonds and the amount of other qualified costs). By analyzing the proposed securitization based upon those facts and assumptions, a determination can be made as to whether tangible and quantifiable benefits result. To ensure that benefits are realized, the securitization transaction must be structured in a manner consistent with the assumptions of the cost-benefit economic analysis and conform to the structure ordered by the Commission, and an issuance advice letter must be presented to the Commission immediately prior to issuance of the bonds demonstrating that the actual structure and costs of the bonds will provide tangible and quantifiable benefits. The cost-benefit analysis contained in the issuance advice letter shall reflect the actual structure of the bonds.

In this proceeding, EGSI's financial analysis shows that securitizing the amount initially requested by EGSI will produce an economic benefit to ratepayers in an amount between $32 million and $111 million on a present value basis.22 This benefit will result even if the bond market is unfavorable and transition bonds have to be issued at the maximum weighted-average interest rate allowed by this Financing Order. Assuming that the transition bonds are consistent with the base case presented by EGSI, subject to a 5.04% weighted-average annual interest rate (calculated using the amount requested to be securitized by EGSI), the benefit is $111 million on a present-value basis.23 The economic benefit to ratepayers will be larger if a more favorable market allows the transition bonds to be issued at a lower interest rate. Also in the issuance advice letter, EGSI will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

To issue a financing order, PURA also requires that the Commission find that the total amount of revenues collected under the financing order will be less than would otherwise have been collected under conventional financing methods. In this proceeding, EGSI's financial analysis of the amount initially sought to be securitized using worst-case market conditions demonstrates that, under the total revenue test, revenues will be reduced by $71 million on a nominal basis under this Financing Order compared to the amount that would be recovered under conventional financing methods, assuming the bonds are issued at an 8.25% weighted-average annual interest rate.24 Under the base case scenario in which the bonds are issued at a 5.04% weighted-average annual interest rate, securitization saves ratepayers $164 million in nominal revenue.25 If transition bonds are issued in a more favorable market, this reduction in revenues will be larger. For the reasons previously stated, the Commission finds that the foregoing benefits are indicative of the benefits to consumers of the securitization of the amount authorized hereby.

Before the transition bonds may be issued, EGSI must submit to the Commission an issuance advice letter in which it demonstrates, based upon the actual market conditions at the time of pricing, that the proposed structure and pricing of the transition bonds will provide real economic benefits to retail consumers and comply with this Financing Order. As part of this submission, EGSI must also certify to the Commission that the structure and pricing of the transition bonds results in the lowest transition bond charges consistent with market conditions at the time of pricing and the terms of this Financing Order. The form of certification that must be submitted by EGSI is set out in Appendix A to this Financing Order. The Commission, by order, may stop the issuance of the transition bonds authorized by this Financing Order if EGSI fails to make this demonstration or certification.

PURA requires that transition charges be charged for the use or availability of electric services to recover all qualified costs.26 Transition charges can be recovered over a period that does not exceed 15 years.27 The Commission concludes that this prevents the collection of transition charges from retail consumers for services rendered after the 15-year period but does not prohibit recovery of transition charges for service rendered during the 15-year period but not actually collected until after the 15-year period.

Transition charges will be collected by an electric utility, its successors, an assignee, or other collection agents as provided for in this Financing Order.28 The right to impose, collect, and receive transition charges (including all other rights of an electric utility under the financing order) are only contract rights until they are first transferred to an assignee or pledged in connection with the issuance of transition bonds. Upon the transfer or pledge of those rights, they become transition property and, as such, are afforded certain statutory protections to ensure that the charges are available for bond retirement.29

This Financing Order contains terms, as permitted under PURA  39.461, ensuring that the imposition and collection of transition charges authorized herein shall be nonbypassable.30 It also includes a mechanism requiring that transition charges be reviewed and adjusted at least annually, within 45 days of the anniversary date of the issuance of the transition bonds, to correct any overcollections or undercollections during the preceding 12 months and to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the transition bonds.31 In addition to the required annual reviews, more frequent reviews are allowed and under certain circumstances required to ensure that the amount of the transition charges matches the funding requirements approved in this Financing Order. These provisions will help to ensure that the amount of transition charges paid by retail consumers does not exceed the amount necessary to cover the costs of this securitization. To encourage utilities to undertake securitization financing, other benefits and assurances are provided.

The State of Texas has pledged, for the benefit and protection of financing parties and electric utilities, that it will not take or permit any action that would impair the value of transition property, or, except for the true-up expressly allowed by law, reduce, alter, or impair the transition charges to be imposed, collected and remitted to financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the related transition bonds have been paid and performed in full.32

Transition property constitutes a present property right for purposes of contracts concerning the sale or pledge of property, and the property will continue to exist for the duration of the pledge of the State of Texas as described in the preceding paragraph.33 In addition, the interests of an assignee or pledgee in transition property (as well as the revenues and collections arising from the property) are not subject to setoff, counterclaim, surcharge, or defense by the electric utility or any other person or in connection with the bankruptcy of the electric utility or any other entity.34 Further, transactions involving the transfer and ownership of transition property and the receipt of transition charges are exempt from state and local income, sales, franchise, gross receipts, and other taxes or similar charges.35 The creation, granting, perfection, and enforcement of liens and security interests in transition property are governed by PURA  39.309 and not by the Texas Business and Commerce Code.36

The Commission may adopt a financing order providing for the retiring and refunding of transition bonds only upon making a finding that the future transition charges required to service the new transition bonds, including transaction costs, will be less than the future transition charges required to service the bonds being retired or refunded.37 EGSI has not requested and this Financing Order does not grant any authority to refinance transition bonds authorized by this Financing Order. This Financing Order does not preclude EGSI from filing a request for a financing order to retire or refund the transition bonds approved in this Financing Order upon a showing that the statutory criteria in PURA  39.303(g) are met.38

To facilitate compliance and consistency with applicable statutory provisions, this Financing Order adopts the definitions in PURA  39.302 and PURA  39.458-.463.

II.  DESCRIPTION OF PROPOSED TRANSACTION

A description of the transaction proposed by EGSI is contained in its application and the filing package submitted as part of the application. A brief summary of the proposed transaction is provided in this section. A more detailed description is included in Section III.C, titled "Structure of the Proposed Securitization" and in the application and filing package submitted as part of the application.

To facilitate the proposed securitization, EGSI proposed that a special purpose transition funding entity ("BondCo") be created to which will be transferred the rights to impose, collect, and receive transition charges along with the other rights arising pursuant to this Financing Order. Upon transfer, these rights will become transition property as provided by PURA  39.304. BondCo will issue transition bonds and will transfer the net proceeds from the sale of the transition bonds to EGSI in consideration for the transfer of the transition property. BondCo will be organized and managed in a manner designed to achieve the objective of maintaining BondCo as a bankruptcy-remote entity that would not be affected by the bankruptcy of EGSI or any other affiliates of EGSI or any of their respective successors. In addition, BondCo will have at least one independent manager whose approval will be required for certain major actions or organizational changes by BondCo.

The transition bonds will be issued pursuant to an indenture and administered by an indenture trustee. The transition bonds will be secured by and payable solely out of the transition property created pursuant to this Financing Order and other collateral described in EGSI's application. That collateral will be pledged to the indenture trustee for the benefit of the holders of the transition bonds and to secure payment of certain qualified costs.

The servicer of the transition bonds will collect the transition charges and remit those amounts to the indenture trustee on behalf of BondCo. The servicer will be responsible for making any required or allowed true-ups of the transition charges. If the servicer defaults on its obligations under the servicing agreement, the indenture trustee may appoint a successor servicer. EGSI will act as the initial servicer for the transition bonds.

When, and if, EGSI's Texas service territory becomes subject to retail competition, EGSI, as servicer, will collect the applicable transition charges from retail electric providers ("REPs"). REPs will be required to meet certain financial standards to collect transition charges under this Financing Order. If the REP qualifies to collect transition charges, the servicer will bill to and collect from the REP the transition charges attributable to the REP's customers. The REP in turn will bill to and collect from its retail customers the transition charges attributable to them. If any REP fails to qualify to collect transition charges or defaults in the remittance of those charges to the servicer of the transition bonds, another entity can assume responsibility for collection of the transition charges from the REP's retail customers.

Transition charges will be calculated to ensure the collection of an amount sufficient to service the principal, interest, and related charges for the transition bonds and in a manner that allocates this amount to the various classes of retail consumers in the same manner as the facility costs and related expenses represented by the hurricane recovery costs are functionalized and allocated in EGSI's current base rates. The transition charges will be calculated pursuant to the method described in Schedule HRC, a pro forma copy of which is contained in Appendix B to this Financing Order. In addition to the annual true-up required by PURA  39.307, interim true-ups may be required and performed as necessary to ensure that the amount collected from transition charges is sufficient to service the transition bonds. A non-standard true-up will be allowed for other circumstances as provided in this Financing Order. The methodology for making true-ups and allocation adjustments and the circumstances under which each shall be made are described in Schedule HRC, attached to this Financing Order as Appendix B.

The Commission determines that EGSI's proposed structure for the transition charges should be utilized. This structure is designed to provide substantially level annual debt service and revenue requirements over the life of the bond issue, which will not exceed 15 years. The structure uses consistent allocation factors across rate classes as approved by the Commission in Docket No. 32907.

In its application, filed on December 8, 2006, EGSI requested authority to securitize and to cause the issuance of transition bonds in the aggregate principal amount not to exceed the sum of: (a) $352,985,486 of hurricane reconstruction costs pursuant to the 32907 Order (which amount includes carrying costs in the amount of $37,449,102 through the projected issuance date of the transition bonds of June 1, 2007, calculated at a rate of 7.90% per annum pursuant to the 32907 Order), plus (b) up-front qualified costs of issuing the transition bonds and of retiring some existing debt and paying down equity at EGSI, which are estimated to be $12,413,798 million but which are subject to change and update pursuant to the issuance advice letter, minus (c) governmental grant proceeds received prior to the issuance of the financing order, if reduction of the amount to be securitized is required by the 32907 Order, plus or minus (d) any adjustment to the $37,449,102 in carrying costs necessary to account for (i) the receipt of insurance or grant proceeds as provided in the 32907 Order, and (ii) the number of days, as applicable, either greater than or less than assumed in the $37,449,102 carrying cost calculation based on the projected issuance date for the transition bonds of June 1, 2007. Although the Commission finds that EGSI should be permitted to securitize its up-front qualified costs in accordance with the terms of this Financing Order, the Commission determines that the up-front qualified costs of issuing the transition bonds and of retiring some existing debt and paying down equity at EGSI should be capped at $6,000,000.

The Commission also determines that the securitized amount should be offset by the prospective ADFIT benefit. In this case, ADFIT occurs because of the difference between the tax and regulatory treatment of hurricane reconstruction costs. This difference results in different amortization rates under regulatory and tax accounting procedures, which allows EGSI to collect from ratepayers the income taxes owed to the government before the taxes are paid. However, over the term of the amortization period, all taxes that are collected are eventually paid to the federal government. The ADFIT benefit is derived from having the use of the money before the taxes are due. EGSI stated that the ADFIT benefits should not be addressed in this proceeding and reflected in a future rate case as a reduction to rate base.39 EGSI contends that the situation is distinguishable from the situation in the CenterPoint and AEP stranded costs securitization, where the ADFIT benefit was recovered in the competition transition charge (CTC) proceedings.

First, EGSI argues that in those cases, the Commission was considering these costs for the final time, and the Commission determined it must capture those benefits. In this case, EGSI is still subject to full rate regulation, and it would be possible for the Commission to address ADFIT benefits in future rate proceedings.40 Second, EGSI has not been able to take advantage of the ADFIT benefit from the reduction of current tax liability because of current net operating loss carry-forwards, and that the tax benefits will be realized over a 20-year tax-depreciable life. Therefore, it is appropriate to wait until a rate proceeding so that the ADFIT benefit is actually utilized by EGSI.41 Finally, the ADFIT benefit is much smaller than the ADFIT benefit realized in the CenterPoint and AEP proceedings. Given the smaller amount, EGSI states that it makes sense for the Commission to wait to pass through the benefit to ratepayers.

The Commission disagrees with EGSI's assertion that the ADFIT benefit should be dealt with in a future rate-case proceeding. In the CenterPoint and AEP stranded cost proceedings, there was a subsequent proceeding addressing other true-up balances through a CTC that was required by statute. The Commission determined that the ADFIT benefit could be considered in the CTC proceeding rather than the stranded cost securitization proceeding. However, in this case, there is no required, subsequent proceeding in which the ADFIT could be considered. The Commission finds that the ADFIT benefit should be recognized immediately and passed on to ratepayers, rather than at a potential future rate proceeding.

The Commission finds that the amount of the ADFIT benefit that should be netted against the securitized amount is $31,626,006, as determined by Staff witness Tietjen and clarified in the hearing on the merits.42 This amount correctly incorporates an amortization period of 14 years, which matches the 14-year bond amortization period, and uses the appropriate discount rate of 11.29%, EGSI's average weighted cost of capital. This amount is also the amount determined in EGSI Witness Wright's testimony, using the calculations provided by TIEC witness Pollock after adjusting for corrections made by EGSI.43

EGSI did not request the ability to perform interest-rate swaps within the transition bond structure. PURA  39.301 and 39.303 give the Commission the flexibility to address or not address different financial options if, based on the record evidence submitted, the Commission determines that the potential costs would outweigh the benefits. The Commission acknowledges that interest-rate swaps may under certain market conditions have the potential to lower the transition bonds charges. However, the Commission finds that this result is not guaranteed, and an interest-rate swap may result in greater transition bonds charges. Based on the evidence, the Commission finds that the potential benefits of an interest-rate swap would not outweigh the costs of researching and preparing the swap and the potential risks to consumers, and would not produce the lowest transition bond charges. Accordingly, the Commission prohibits the use of interest-rate swaps within the transition bond structure.

The amount of carrying costs in EGSI's Direct Testimony was calculated in accordance with the 32907 Order, premised on a transition bond issuance date of June 1, 2007.44 Accordingly, the Commission determines that it is appropriate to update the carrying cost amount in the issuance advice letter to reflect the actual issuance date of the transition bonds and other relevant current information (including, if required by the 32907 Order, an adjustment to the carrying costs to be securitized to account for the possible receipt of certain insurance proceeds and governmental grants) and that EGSI be authorized to securitize the updated aggregate principal balance reflected in the issuance advice letter.45

EGSI requested approval of transition charges sufficient to recover the principal and interest on the transition bonds plus ongoing qualified costs as described, and subsequently modified by the Commission, in Appendix C to this Financing Order. EGSI requested that the transition charges be recovered from retail customers by EGSI, as servicer, or when, and if, EGSI's Texas service territory becomes subject to retail competition, that transition charges be recovered from retail customers through REPs and other entities which, under PURA and this Financing Order, are obligated to pay or collect transition charges. EGSI requested that the amount of the transition charges be calculated based upon the allocation methodology and billing determinants specified in Schedule HRC. EGSI also requested that certain standards related to the billing and collection of transition charges be applied to REPs, as specified in Schedule HRC.

EGSI requested in its application that its up-front and ongoing costs of issuing and maintaining the transition bonds be recovered through the transition charges authorized in this proceeding. EGSI estimated that its up-front costs would total approximately $12.4 million, and that its ongoing costs of servicing the bonds would total approximately $0.9 million per year for each year of the term of the bonds, if EGSI is the servicer, and approximately $5 million per year, if a substitute servicer is appointed.46 However, the Commission determines that the aggregate up-front qualified costs should be capped at $6,000,000, and that the ongoing servicer fees should be capped at $400,000 per year for each year of the term of the bonds, if EGSI is the servicer. In the event that EGSI is no longer the servicer, and a substitute, third-party servicer is appointed, EGSI is required to seek Commission approval for the ongoing costs of servicing the bonds. Other ongoing costs other than the servicer fee are not capped, and are estimated in Appendix C to this Financing Order.

The Commission finds that EGSI should be permitted to securitize its up-front costs of issuance in accordance with the terms of this Financing Order. As set forth in Appendix C attached to this Financing Order, up-front qualified costs should be capped at $6,000,000.

Further, the Commission notes that in prior financing orders it has determined that the cost of retiring debt or paying down equity using the proceeds of the transition bonds would remain uncapped. Commission experience with these expenses had indicated that they vary widely and are not entirely within the Company's control. However, in view of the small amount of costs to retire debt and pay down equity that EGSI expects to incur in this transaction, the Commission will treat such costs as capped.47

In capping EGSI's up-front qualified costs, the Commission is mindful of the fact that several of the components of these total cost balances will vary depending upon the size of the final issuance of the transition bonds. Specifically, the Commission realizes that the SEC registration fee, rating agency fees, and underwriters' fees are proportional to the amount of qualified costs actually securitized. In addition, the SEC formula for calculating registration fees changes from time to time. Although the aggregate up-front qualified costs are capped at $6,000,000, in the issuance advice letter EGSI should update the SEC registration fee, rating agency fees, and underwriters' fees proportionately to reflect the actual qualified costs securitized Likewise, EGSI is authorized to recover its actual ongoing qualified costs of servicing and administration directly through the transition charges, subject to the cap of $400,000 annually on the servicing fee set forth in Appendix C to this Financing Order. The amount of ongoing costs reflected in Appendix C should be updated in the issuance advice letter to reflect more current information available to EGSI prior to the issuance of the transition bonds. Further, in accordance with the terms of this Financing Order and subject to the approval of the indenture trustee, the Commission will authorize a successor servicer to EGSI to recover a higher servicer fee if EGSI ceases to service these bonds.

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11.  See Act of May 27, 1999, 76th Leg., R.S., ch. 440, 1999 Tex. Gen. Laws 1111 (codified primarily at Tex. Util. Code Chapters 39, 40, and 41).
12.  See PURA  39.201, .301-.303.
13.  House Bill 163, codified into PURA primarily at  39.458 - .463.
14.  Under PURA  39.460(e), transition bonds may also be called "hurricane reconstruction bonds."
15.  PURA  39.302(6).
16.  PURA  39.302(7).
17.  PURA  39.303(a).
18.  PURA  39.301 and 39.458(a).
19.  PURA  39.301 and 39.458(b)(2).
20.  PURA  39.301.
21.  Id.
22.  Wright Direct, EGSI Ex. 5 at 4, 13-14.
23.  Id.
24.  Id. at 9-10.
25.  Id.
26.  PURA  39.302(7).
27.  PURA  39.303(b).
28.  PURA  39.302(7).
29.  PURA  39.304(b).
30.  PURA  39.461.
31.  PURA  39.307.
32.  PURA  39.310.
33.  PURA  39.304(b).
34.  PURA  39.305.
35.  PURA  39.311.
36.  PURA  39.309(a).
37.  PURA  39.303(g).
38.  Id.
39.  Wright Direct, EGSI Ex. 5, at 19.
40.  Id. at 20-21.
41.  Id. at 21.
42.  Tr. at 87-90 (Feb. 2, 2007).
43.  Rebuttal Testimony of David Wright, EGSI Ex. 10, at 11-12.
44.  Wright Direct, EGSI Ex. 5, at 5-6.
45.  Direct Testimony of Steven C. McNeal, EGSI Ex. 3, at 7; Wright Direct, EGSI Ex. 5, at 5-6.
46.  McNeal Direct, EGSI Ex. 3, at 17; Schedule 5.
47.  Id. at 21

III.  FINDINGS OF FACT

A. Identification and Procedure

1.  Identification of Applicant and Application

  Entergy Gulf States, Inc. (EGSI) is an electric utility which owns and operates for compensation an extensive generation, transmission and distribution network to provide electric service in the southeast portion of this state. EGSI is a direct wholly-owned subsidiary of Entergy Corporation, which, prior to February 8, 2006, was a registered public utility holding company under the Public Utility Holding Company Act of 1935 and is now a public utility holding company under the Public Utility Holding Company Act of 2005.

  On July 5, 2006, in Docket No. 32907, EGSI filed an application to determine the hurricane reconstruction costs EGSI is entitled to recover under Subchapter J of Chapter 39 of PURA. In the Order issued on December 1, 2006 in Docket No. 32907 (32907 Order), the Commission determined that EGSI was entitled to recover an aggregate principal amount not to exceed the sum of: (a) $352,985,486 of hurricane reconstruction costs pursuant to the 32907 Order (which amount includes carrying costs in the amount of $37,449,102 through the projected issuance date of the transition bonds of June 1, 2007, calculated at a rate of 7.90% per annum pursuant to the 32907 Order), plus (b) up-front qualified costs of issuing the transition bonds and of retiring some existing debt and paying down equity at EGSI, which are capped pursuant to this Financing Order, and are not to exceed $6,000,000, minus (c) governmental grant proceeds received prior to the issuance of the financing order, if reduction of the amount to be securitized is required by the 32907 Order, plus or minus (d) any adjustment to the $37,449,102 in carrying costs necessary to account for (i) the receipt of insurance or grant proceeds as provided in the 32907 Order, and (ii) the number of days, as applicable, either greater than or less than assumed in the $37,449,102 carrying cost calculation based on the projected issuance date for the transition bonds of June 1, 2007.

2.  Procedural History

  On December 8, 2006, EGSI filed its application for a financing order under Subchapters G and J of Chapter 39 of PURA to securitize and to cause the issuance of transition bonds in an aggregate principal amount not to exceed the sum of: (a) $352,985,486 of hurricane reconstruction costs pursuant to the 32907 Order (which amount includes carrying costs in the amount of $37,449,102 through the projected issuance date of the transition bonds of June 1, 2007, calculated at a rate of 7.90% per annum pursuant to the 32907 Order), plus (b) up-front qualified costs of issuing the transition bonds and of retiring some existing debt and paying down equity at EGSI, which are estimated to be $12,413,798 million but which are subject to change and update pursuant to the issuance advice letter, minus (c) governmental grant proceeds received prior to the issuance of the financing order, if reduction of the amount to be securitized is required by the 32907 Order, plus or minus (d) any adjustment to the $37,449,102 in carrying costs necessary to account for (i) the receipt of insurance or grant proceeds as provided in the 32907 Order, and (ii) the number of days, as applicable, either greater than or less than assumed in the $37,449,102 carrying cost calculation based on the projected issuance date for the transition bonds of June 1, 2007. EGSI proposed that these amounts be updated in the issuance advice letter to reflect the actual issuance date of the transition bonds and other relevant current information available at that time (including, if required by the 32907 Order, an adjustment to the carrying cost amount to account for the possible receipt of certain insurance proceeds and governmental grants) as permitted by the draft financing order submitted by EGSI, and that EGSI be authorized to securitize the updated aggregate principal amount reflected in the issuance advice letter. EGSI also proposed to include as qualified costs the costs of possible hedge agreements entered into under the circumstances described in the testimony accompanying the application and the costs of credit enhancements relating to marketability of the transition bonds. The application includes the exhibits, schedules, attachments, and testimony.

  On December 12, 2006, the administrative law judge (ALJ) of the Commission's Docket Management Division issued Order No. 1 scheduling a prehearing conference, adopting a protective order, addressing discovery deadlines and requesting the parties' comments on EGSI's notice and proposed procedural schedule.

  At a prehearing conference on December 20, 2006, the ALJ considered the parties' comments regarding notice and procedural schedule and admitted the following parties as intervenors: Texas Industrial Energy Consumers (TIEC); Cities of Beaumont, Conroe, Groves, Nederland, Pine Forest, Port Neches, Rose City and Silsbee (Cities); and the State of Texas (State).

  In Order No. 3, issued on December 20, 2006, the ALJ approved EGSI's notice and established the procedural schedule.

  At a prehearing conference on January 5, 2007, the ALJ granted the motion to intervene of the Office of the Public Utility Counsel (OPUC).

  In Order No. 5, issued on January 11, 2007, the ALJ approved the procedural schedule for this proceeding.

  On February 2, 2007, the Commission held a hearing on the merits in this proceeding.

  On February 22 and March 7, 2007, in open meeting, the Commission deliberated on the merits of EGSI's application and rendered its final decision.

3.  Notice of Application

  Notice of EGSI's application was provided through publication once a week for two consecutive weeks in newspapers having general circulation in EGSI's Texas service area and was completed on December 28, 2006. In addition, upon the filing of its application on December 8, 2006, EGSI provided notice by furnishing a copy of its filing package to each party to Docket No. 32907.

  On December 11, 2006, EGSI provided individual notice to: (1) the governing bodies of all Texas incorporated municipalities that have retained original jurisdiction over EGSI; (2) all municipally owned electric utilities and electric cooperatives in Texas with multiply certificated service areas with EGSI; and (3) each retail electric provider listed on the Commission website.

  Proof of publication was submitted in the form of publishers' affidavits, and verification of the mailing of individual notices to the municipalities, to the municipally owned electric utilities and electric cooperatives in Texas with multiply certificated service areas with EGSI, and to the REPs, and of the furnishing of a copy of EGSI's filing package on each of the parties to Docket No. 32907 was made by affidavit.

B.  Qualified Costs and Amount to be Securitized

1.  Identification and Amounts

  Qualified costs are defined in PURA, Subchapter J of Chapter 39, to include hurricane reconstruction costs, which include, if the Commission determines it to be appropriate, carrying costs from the date on which the hurricane reconstruction costs were incurred to the date that transition bonds are issued, together with the costs of issuing, supporting, and servicing transition bonds and any costs of retiring and refunding the electric utility's existing debt and equity securities in connection with the issuance of transition bonds. Qualified costs also include the costs to the Commission of acquiring professional services for the purpose of evaluating proposed securitization transactions.48

  Other qualified costs include the costs of issuing, supporting, and servicing the transition bonds and any transaction costs associated with retiring and refunding existing debt and equity securities with the proceeds from the transition bonds,49 provided, however, to the extent the proceeds of transition bonds are used to retire or refund any debt owed by EGSI to an affiliate or pay down any equity held by an affiliate, any transaction costs associated with retiring or refunding such affiliate debt or equity shall not be included in other qualified costs. The actual costs of issuing and supporting the transition bonds will not be known until the transition bonds are issued, and certain ongoing costs relating to the transition bonds may not be known until such costs are incurred. However, to satisfy its statutory obligations to ensure quantifiable and tangible benefits to ratepayers, it is appropriate to limit the maximum amount of up-front qualified costs approved in this Financing Order that may be included in the principal amount of the transition bonds so that the sum of the fixed and variable up-front qualified costs plus the costs to reacquire debt and equity does not exceed $6,000,000, as shown in Appendix C. This Financing Order contains an estimate of the amount of these costs as shown in Appendix C and provides for recovery of the actual amounts subject to the cap of $6,000,000 on up-front qualified costs. The amount of the costs identified in Appendix C to this Financing Order must be updated in the issuance advice letter to the extent they deviate from this estimate to ensure compliance with all statutory . As the debt to be retired will be callable without premium and the transaction costs associated with EGSI paying down equity would be minimal, the transaction costs of debt and equity retirement are not significant; accordingly, these costs shall be capped. It is appropriate to recover the annual ongoing servicing fees and the annual fixed operating costs directly through transition charges and not included in the principal amount of the transition bonds. It is also appropriate to impose additional limits to ensure that the ongoing servicing fees do not exceed the maximum amount of $400,000 per year as shown in Appendix C; however, ongoing costs other than the servicer fee shall not be capped, and are estimated in Appendix C to this Financing Order.

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48.  PURA 39.460(d).
49.  Id.

2.  Carrying Costs Included in the Securitized Amount

  The balance to be securitized properly includes carrying costs on hurricane reconstruction costs through the date of issuance of the transition bonds. In its testimony, exhibits, and schedules, EGSI properly calculated the amount of carrying costs in accordance with the 32907 Order, based on an assumed date for issuance of the transition bonds of June 1, 2007. In the issuance advice letter, EGSI should update the amount of carrying costs to reflect the actual date of issuance of the transition bonds, if it differs from the projected issuance date of June 1, 2007. EGSI shall also update in the issuance advice letter any necessary adjustments to carrying costs required by the 32907 Order to account for EGSI's receipt of insurance proceeds and certain governmental grants.

3.  Accumulated Deferred Federal Income Taxes

  ADFIT occurs because of the difference in the regulatory and tax treatment of the hurricane reconstruction costs, which results in a utility collecting from ratepayers the income taxes owed to the government before the taxes are paid.
  ADFIT benefit occurs because the utility has the use of ADFIT funds before the money is owed to the federal government.
  EGSI will enjoy the benefit of the ADFIT reserve as a cost-free source of capital.

  The benefit that EGSI receives from the ADFIT should be addressed in this proceeding, rather than a prospective rate case.

  The net present value of the ADFIT benefit EGSI will receive is $32,626,006.

  The securitized amount requested by EGSI should be reduced by the net present value amount of the ADFIT benefit.

4.  Balance to be Securitzed

  EGSI should be authorized to cause transition bonds to be issued in an aggregate principal amount not to exceed the sum of: (a) $321,359,480 of hurricane reconstruction costs pursuant to the 32907 Order (which amount includes carrying costs in the amount of $37,449,102 through the projected issuance date of the transition bonds of June 1, 2007, calculated at a rate of 7.90% per annum pursuant to the 32907 Order and deducts the prospective ADFIT benefit of $31,626,006 as determined in this Financing Order), plus (b) up-front qualified costs of issuing the transition bonds and of retiring some existing debt and paying down equity at EGSI, which are capped, and are not to exceed $6,000,000, minus (c) governmental grant proceeds received prior to the issuance of the financing order, if reduction of the amount to be securitized is required by the 32907 Order, plus or minus (d) any adjustment to the $37,449,102 in carrying costs necessary to account for (i) the receipt of insurance or grant proceeds as provided in the 32907 Order, and (ii) the number of days, as applicable, either greater than or less than assumed in the $37,449,102 carrying cost calculation based on the projected issuance date for the transition bonds of June 1, 2007. In the issuance advice letter, EGSI should update the amounts for the up-front qualified costs to reflect the actual issuance date of the transition bonds and other relevant current information in accordance with the terms of this Financing Order. In addition, EGSI shall include in the issuance advice letter a revision to the carrying costs calculation to account for (i) the receipt of insurance proceeds and certain governmental grants, if required by the 32907 Order and (ii) if the transition bonds are actually issued on a date other than June 1, 2007, the difference in the number of days either less than or greater than assumed in the calculation based on the projected issuance date of June 1, 2007, and the securitized amount shall be adjusted upwards or downwards, as applicable, based on such difference. EGSI should be authorized to securitize the updated aggregate principal amount reflected in the issuance advice letter. EGSI should be authorized to recover the remaining qualified costs, composed of the ongoing support and servicing costs, directly through transition charges, subject to the caps on the servicing fees set forth in Appendix C to this Financing Order.

  The proposed recovery of the sum described in Finding of Fact No. 23 through issuance of transition bonds as provided in this Financing Order should be approved because ratepayers will receive tangible and quantifiable benefits as a result of the securitization.

5.  Issuance Advice Letter

  Because the actual structure and pricing of the transition bonds will not be known at the time this Financing Order is issued, following determination of the final terms of the transition bonds and prior to issuance of the transition bonds, EGSI will file with the Commission for each series of transition bonds issued, and no later than 24 hours after the pricing of that series of transition bonds, an issuance advice letter. The up-front qualified costs in the issuance advice letter may be included in the principal amount securitized, subject to the caps as provided by this Financing Order. Within 60 days of issuance of the transition bonds, EGSI shall submit to the Commission a final accounting of the total up-front qualified costs. If the actual up-front qualified costs are less than the up-front qualified costs included in the principal amount securitized, the periodic billing requirement for the first annual true-up adjustment shall be reduced by the amount of such unused funds (together with interest earned thereon through investment by the trustee in eligible investments) and such unused funds (together with interest earned thereon through investment by the trustee in eligible investments) shall be available for payment of debt service on the bond payment date next succeeding such true-up adjustment. The excess shall bear interest from the date of issuance of the transition bonds through the date the amounts are refunded, at the interest rate(s) applicable to refunds under the Commission's rules. The issuance advice letter will be completed to report the actual dollar amount of the initial transition charges and other information specific to the transition bonds to be issued. All amounts that require computation will be computed by using the mathematical formulas contained in the form of the issuance advice letter in Appendix A to this Financing Order and Schedule HRC found in Appendix B. The initial transition charges and the final terms of the transition bonds set forth in the issuance advice letter shall become effective on the date of issuance of the transition bonds unless prior to noon on the fourth business day after pricing the Commission issues an order finding that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

  EGSI will submit a draft issuance advice letter to the Commission Staff for review not later than two weeks prior to the expected date of the commencement of marketing of the transition bonds. Within one week after receipt of the draft issuance advice letter, Commission Staff will provide EGSI comments and recommendations regarding the adequacy of the information provided.

  The issuance advice letter shall be submitted to the Commission within 24 hours after the pricing of the transition bonds. Commission Staff may request such revisions of the issuance advice letter as may be necessary to ensure the accuracy of the calculations and that the requirements of PURA and of this Financing Order have been met. The initial transition charges and the final terms of the transition bonds set forth in the issuance advice letter shall become effective on the date of issuance of the transition bonds (which shall not occur prior to the fifth business day after pricing) unless prior to noon on the fourth business day after pricing the Commission issues an order finding that the proposed issuance does not comply with the requirements of PURA and the Financing Order.

  The completion and filing of an issuance advice letter in the form of the issuance advice letter attached as Appendix A, including the certification from EGSI discussed in Finding of Fact No. 29, is necessary to ensure that any securitization actually undertaken by EGSI complies with the terms of this Financing Order.

  The certification statement contained in EGSI's certification letter shall be worded precisely as the statement in the form of the issuance advice letter approved by the Commission. Other aspects of the certification letter may be modified to describe the particulars of the transition bonds' facts and the actions that were taken during the transaction.

6.  Tangible and Quantifiable Benefit

  The statutory requirement in PURA  39.301 and 39.458(b)(2) that directs the Commission to ensure that securitization provides tangible and quantifiable benefits to ratepayers greater than would be achieved absent the issuance of transition bonds can only be determined using an economic analysis to account for the time value of money. An analysis that compares in the aggregate over a 14-year period the present value of the revenue requirement associated with the method that is reflective of conventional utility financing, with the present value of the revenue required under securitization is an appropriate economic analysis to demonstrate whether securitization provides economic benefits to ratepayers. The benefits for consumers set forth in EGSI's evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby. Also in the issuance advice letter, EGSI will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

  The financial analysis presented by EGSI indicates that securitization financing of the balance requested to be securitized by EGSI is expected to result in $32 million of tangible and quantifiable economic benefits to ratepayers on a present-value basis if the transition bonds are issued at the maximum weighted-average annual interest rate of 8.25% allowed by this Financing Order. Using the base case weighted-average annual interest rate for the transition bonds of 5.04%, the benefits would be even larger, or $111 million. The actual benefit to ratepayers will depend upon market conditions at the time the transition bonds are issued and the amount actually securitized. This range of quantifications uses a maximum expected life of 14 years and reflects the present value of EGSI's estimated up-front and ongoing qualified costs, as included in its application. As the Commission has reduced the amount of allowed up-front qualified costs included in the securitized amount, the benefits would be even larger than that calculated by EGSI. The benefits for consumers set forth in EGSI's evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby. Also in the issuance advice letter, EGSI will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

7.  Present Value Cap

  The amount securitized may not exceed the present value of the revenue requirement over the life of the proposed transition bonds associated with conventional (i.e., non-securitized) recovery of the authorized amounts where the present value analysis uses a discount rate equal to the proposed interest rate on the transition bonds.50 The analysis presented by EGSI to calculate economic benefits also demonstrates that the amount EGSI seeks to securitize does not exceed the present value of the revenue requirement associated with the securitized amount over the maximum expected 14-year life of the transition bonds. Using the base case weighted-average annual interest rate of 5.04%, the present value of the amount EGSI seeks to securitize is $320 million. These amounts compare to present value revenue requirements under conventional recovery of $372 million and $452 million in the worst case and base cases, respectively. The benefits for consumers set forth in EGSI's evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby. Also in the issuance advice letter, EGSI will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

  The amount of qualified costs to be securitized does not exceed the present value of the revenue requirement over the maximum expected 14-year life of the transition bonds associated with the amount approved to be securitized in this Financing Order. The present value analysis uses a discount rate equal to the maximum allowed weighted average interest rate on the transition bonds on an annual basis.

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50.  PURA 39.301.

8.  Total Amount of Revenue to be Recovered

  The Commission is required to find that the total amount of revenues to be collected under this Financing Order will be less than the revenue requirement that would be recovered over the remaining life of the amounts that are securitized under this Financing Order, using conventional financing methods.51 Under the worst-case scenario in which the bonds bear an 8.25% weighted-average annual interest rate, EGSI's financial analysis indicates that the total amount of revenues to be collected under this Financing Order is expected to be $71 million less than the revenue requirement that would be recovered using conventional utility financing methods over the period under which they would be recovered through a transition charge. Using the base case weighted-average annual interest rate of 5.04%, the benefits of securitization would be even larger, or approximately $164 million. The benefits for consumers set forth in EGSI's evidence are fully indicative of the benefits that consumers will realize from the securitization approved hereby. Also in the issuance advice letter, EGSI will be required to update the benefit analyses to verify that the final amount securitized satisfies the statutory financial tests.

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51.  PURA 39.303(a).

C.  Structure of the Proposed Securitization

1.  BondCo

  For purposes of this securitization, EGSI will create BondCo, a special purpose transition funding entity which will be a Delaware limited liability company with EGSI as its sole member. BondCo will be formed for the limited purpose of acquiring transition property (including any transition property authorized by the Commission in a subsequent financing order), issuing transition bonds in one or more series and in one or more tranches for each series (which could include transition bonds authorized by the Commission in a subsequent financing order), and performing other activities relating thereto or otherwise authorized by this Financing Order. BondCo will not be permitted to engage in any other activities and will have no assets other than transition property and related assets to support its obligations under the transition bonds. Obligations relating to the transition bonds will be BondCo's only significant liabilities. These restrictions on the activities of BondCo and restrictions on the ability of EGSI to take action on BondCo's behalf are imposed to achieve the objective of ensuring that BondCo will be bankruptcy remote and not affected by a bankruptcy of EGSI. BondCo will be managed by a board of managers with rights and duties similar to those of a board of directors of a corporation. As long as the transition bonds remain outstanding, BondCo will have at least one independent manager with no organizational affiliation with EGSI other than acting as independent managers for any other bankruptcy-remote subsidiary of EGSI or its affiliates. BondCo will not be permitted to amend the provisions of the organizational documents that ensure bankruptcy-remoteness of BondCo without the consent of the independent managers. Similarly, BondCo will not be permitted to institute bankruptcy or insolvency proceedings or to consent to the institution of bankruptcy or insolvency proceedings against it, or to dissolve, liquidate, consolidate, convert, or merge without the consent of the independent managers. Other restrictions to ensure bankruptcy-remoteness may also be included in the organizational documents of BondCo as required by the rating agencies. EGSI may create more than one BondCo, in which event the rights, structure and restrictions described in this Financing Order with respect to BondCo would be applicable to each such issuer of transition property to the extent of the transition property sold to it and the transition bonds issued by it.

  The initial capital of BondCo will be a nominal amount of $100. Concurrently with the issuance of the bonds, 0.5% of the original principal amount of each series of transition bonds will be deposited. Adequate funding of BondCo will minimize the possibility that EGSI would have to extend funds to BondCo in a manner that could jeopardize the bankruptcy remoteness of BondCo, and is a factor in treating the financing as a borrowing by EGSI for federal income tax purposes. A sufficient level of capital is necessary to minimize the risk that BondCo would not be treated as bankruptcy remote from EGSI and, therefore, assist in achieving the lowest transition-bond charges possible.

  BondCo will issue transition bonds in one or more series, and in one or more tranches for each series, in an aggregate amount not to exceed the principal amount approved by this Financing Order and will pledge to the indenture trustee, as collateral for payment of the transition bonds, the transition property, including BondCo's right to receive the transition charges as and when collected, and certain other collateral described in EGSI's application.

  Concurrent with the issuance of any of the transition bonds, EGSI will transfer to BondCo all of EGSI's rights under this Financing Order, including rights to impose, collect, and receive transition charges approved in this Financing Order. This transfer will be structured so that it will qualify as a true sale within the meaning of PURA  39.308. By virtue of the transfer, BondCo will acquire all of the right, title, and interest of EGSI in the transition property arising under this Financing Order.

  The use and proposed structure of BondCo and the limitations related to its organization and management are necessary to minimize risks related to the proposed securitization transactions and to minimize the transition charges. Therefore, the use and proposed structure of BondCo should be approved.

2.  Credit Enhancement and Arrangements to Reduce Interest Rate Risk or Enhance Marketability

  EGSI requested approval to use additional forms of credit enhancement (including letters of credit, reserve accounts, surety bonds, or guarantees), various arrangements to reduce interest rate risks (including hedges) and other mechanisms designed to promote the credit quality and marketability of the transition bonds if the benefits of such arrangements exceeded their cost. EGSI also asked that the costs of any credit enhancements as well as the costs of arrangements to reduce interest rate risk or enhance marketability be included in the amount of qualified costs to be securitized. EGSI should be permitted to recover the up-front and ongoing costs of credit enhancements and arrangements to reduce interest rate risk or enhance marketability, provided that the Commission's designated representative and EGSI agree in advance that such enhancements and arrangements provide benefits greater than their tangible and intangible costs. If the use of credit enhancements or other arrangements is proposed by EGSI, EGSI shall provide the Commission's designated representative copies of all cost/benefit analyses performed by or for EGSI that support the request to use such arrangements. This finding does not apply to the collection account or its subaccounts approved in this Financing Order.

  EGSI's proposed use of credit enhancements and arrangements to reduce interest rate risk or enhance marketability is reasonable and should be approved, provided that EGSI certifies that the enhancements or arrangements provide benefits greater than their costs and that such certifications are agreed to by the Commission's designated representative.

  In current market conditions, it is uncertain whether the benefits of an interest-rate swap within the transition bond structure will outweigh the costs of researching and preparing the swap and result in the lowest transition bond charges.

  An interest-rate swap within the transition bond structure could expose ratepayers to higher risks in relation to the transition bond charges and the ability of the swap counterparty to meet its obligations.

3.  Transition Property

  Under PURA  39.304(a), the rights and interest of an electric utility or successor under a financing order, including the right to impose, collect, and receive the transition charges authorized in the order, are only contract rights until they are first transferred to an assignee or pledged in connection with the issuance of transition bonds, at which time they will become transition property.

  The rights to impose, collect, and receive the transition charges approved in this Financing Order along with the other rights arising pursuant to this Financing Order will become transition property upon the transfer of such rights by EGSI to BondCo pursuant to PURA  39.304.

  Transition property and all other collateral will be held and administered by the indenture trustee pursuant to the indenture, as described in EGSI's application. This proposal will help ensure the lowest transition-bond charges and should be approved.

  Under PURA  39.304(b), transition property constitutes a present property right for purposes of contracts concerning the sale or pledge of property, even though the imposition and collection of transition charges depends on further acts of the utility or others that have not yet occurred.

4.  Servicer and the Servicing Agreement

  EGSI will execute a servicing agreement with BondCo. The servicing agreement may be amended, renewed or replaced by another servicing agreement. The entity responsible for carrying out the servicing obligations under any servicing agreement is the servicer. EGSI will be the initial servicer but may be succeeded as servicer by another entity under certain circumstances detailed in the servicing agreement and as authorized by the Commission pursuant to this Financing Order. The replacement servicer should not begin providing service until the date the Commission approves the appointment and the servicing fee of such replacement servicer. Pursuant to the servicing agreement, the servicer is required, among other things, to impose and collect the applicable transition charges for the benefit and account of BondCo, to make the periodic true-up adjustments of transition charges required or allowed by this Financing Order, and to account for and remit the applicable transition charges to or for the account of BondCo in accordance with the remittance procedures contained in the servicing agreement without any charge, deduction or surcharge of any kind (other than the servicing fee specified in the servicing agreement). Under the terms of the servicing agreement, if any servicer fails to perform its servicing obligations in any material respect, the indenture trustee acting under the indenture to be entered into in connection with the issuance of the transition bonds, or the indenture trustee's designee, may, or, upon the instruction of the requisite percentage of holders of the outstanding amount of transition bonds, shall appoint an alternate party to replace the defaulting servicer, in which case the replacement servicer will perform the obligations of the servicer under the servicing agreement. The obligations of the servicer under the servicing agreement and the circumstances under which an alternate servicer may be appointed are more fully described in the servicing agreement. The rights of BondCo under the servicing agreement will be included in the collateral pledged to the indenture trustee under the indenture for the benefit of holders of the transition bonds.

  The servicing agreement negotiated as part of this securitization shall contain a recital clause that the Commission, or its attorney, will enforce the servicing agreement for the benefit of Texas ratepayers to the extent permitted by law.

  The servicing agreement negotiated as part of this securitization shall include a provision that EGSI shall indemnify the Commission (for the benefit of consumers) in connection with any increase in servicing fees that become payable pursuant to Section 6.02(g) of the servicing agreement as a result of a default resulting from EGSI's negligence in performance of its duties or observance of its covenants under the servicing agreement. The indemnity will be enforced by the Commission but will not be enforceable by any REP or consumer.

  The obligations to continue to provide service and to collect and account for transition charges will be binding upon EGSI and any other entity that provides transmission and distribution services or, in the event that transmission and distribution services are not provided by a single entity, any other entity providing distribution services to a person that was a retail consumer located within EGSI's Texas service area as it existed on the date this Financing Order is issued, or that became a retail consumer for electric services within such area after the date this Financing Order is issued, and is still located within the Texas service area. Further, and to the extent REPs are responsible for imposing and billing transition charges on behalf of BondCo, billing and credit standards approved in this Financing Order will be binding on all REPs that bill and collect transition charges from such retail consumers, together with their successors and assigns. The Commission will enforce the obligations imposed by this Financing Order, its applicable substantive rules, and statutory provisions.

  To the extent that any interest in the transition property created by this Financing Order is assigned, sold or transferred to an assignee,52 EGSI will enter into a contract with that assignee that will require EGSI (or its successor under such contract) to continue to operate EGSI's transmission and distribution system (or, if by law, EGSI or its successor is no longer required to own and/or operate both the transmission and distribution systems, then EGSI's distribution system) in order to provide electric services to EGSI's customers within the Texas service area. This provision does not prohibit EGSI from selling, assigning or otherwise divesting any of its properties or assets; provided that in the event that EGSI sells, assigns or otherwise divests of all or any portion of its transmission and distribution system required to provide electric service to EGSI's customers in its Texas service area (or, if by law, EGSI or its successor is no longer required to own and/or operate both the transmission and distribution systems, then EGSI sells, assigns or otherwise divests all or any portion of its distribution system required to provide electric service to EGSI's customers in the Texas service area), then the entity acquiring such distribution (and if applicable, transmission) facilities is either required by law or agrees by contract to continue operating the facilities to provide electric services to EGSI's customers in its Texas service territory, subject to any further restrictions provided in any bond financing document to assure obtaining the AAA ratings on the transition bonds.

  The proposals described in Findings of Fact Nos. 48 through 52 are reasonable, will reduce risk associated with the proposed securitization and will, therefore, result in lower transition bond charges and greater benefits to ratepayers and should be approved.

__________________________
52.  The term "assignee" means "any individual, corporation, or other legally recognized entity to which an interest in transition property is transferred, other than as security, including any assignee of that party." PURA  39.302(1).

5.  Retail Electric Providers

  EGSI, acting as the initial servicer, will bill the transition charges to each retail consumer. When, and if, EGSI's Texas service territory becomes subject to retail competition, EGSI, as servicer, will bill the transition charges to each retail consumer's REP, and the REP will collect the transition charges from its retail customers.

  Schedule HRC sets forth minimum billing and collection standards to apply to REPs that collect transition charges approved by this Financing Order from retail electric consumers. The Commission finds that the REP standards set forth in Schedule HRC are appropriate and should be adopted.

  The REP standards set forth in Schedule HRC relate only to the billing and collection of transition charges authorized under this Financing Order, and do not apply to collection of any other nonbypassable charges or other charges. The standards apply to all REPs other than REPs that have contracted with EGSI to have EGSI bill and collect transition charges from the REP's retail consumers. REPs may contract with parties other than EGSI to bill and collect transition charges from retail consumers, but such parties shall remain subject to these standards. Upon adoption of any amendment to P.U.C. Subst. R. 25.108, the Commission Staff will open a proceeding to investigate the need to modify the standards in Schedule HRC to conform to that rule, provided that such modifications may not be implemented absent prior written confirmation from each of the rating agencies that have rated the transition bonds that such modifications will not cause a suspension, withdrawal, or downgrade of the ratings on the transition bonds.

  The REP standards are as follows:

(a) Rating, Deposit, and Related Requirements.

Each REP must (1) have a long-term, unsecured credit rating of not less than "BBB-" and "Baa3" (or the equivalent) from Standard & Poor's and Moody's Investors Service, respectively, or (2) provide (a) a deposit of two months' maximum expected transition charge collections in the form of cash, (b) an affiliate guarantee, surety bond, or letter of credit providing for payment of such amount of transition charge collections in the event that the REP defaults in its payment obligations, or (c) a combination of any of the foregoing. A REP that does not have or maintain the requisite long-term, unsecured credit rating may select which alternate form of deposit, credit support, or combination thereof it will utilize, in its sole discretion. The indenture trustee shall be a beneficiary of any affiliate guarantee, surety bond or letter of credit. The provider of any affiliate guarantee, surety bond, or letter of credit must have and maintain a long-term, unsecured credit rating of not less than "BBB-" and "Baa3" (or the equivalent) from Standard & Poor's and Moody's Investors Service, respectively.

(b) Loss of Rating.

If the long-term, unsecured credit rating from either Standard & Poor's or Moody's Investors Service of a REP that did not previously provide the alternate form of deposit, credit support, or combination thereof or of any provider of an affiliate guarantee, surety bond, or letter of credit is suspended, withdrawn, or downgraded below "BBB-" or "Baa3" (or the equivalent), the REP must provide the alternate form of deposit, credit support, or combination thereof, or new forms thereof, in each case from providers with the requisite ratings, within 10 business days following such suspension, withdrawal, or downgrade. A REP failing to make such provision must comply with the provisions set forth in Paragraph (e).

(c) Computation of Deposit, etc.

The computation of the size of a deposit required under Paragraph (a) shall be agreed upon by the servicer and the REP, and reviewed no more frequently than quarterly to ensure that the deposit accurately reflects two months' maximum expected transition charge collections. Within 10 business days following such review, (1) the REP shall remit to the indenture trustee the amount of any shortfall in such required deposit or (2) the servicer shall instruct the indenture trustee to remit to the REP any amount in excess of such required deposit. A REP failing to so remit any such shortfall must comply with the provisions set forth in Paragraph (e). REP cash deposits shall be held by the indenture trustee, maintained in a segregated account, and invested in short-term high quality investments, as permitted by the rating agencies rating the transition bonds. Investment earnings on REP cash deposits shall be considered part of such cash deposits so long as they remain on deposit with the indenture trustee. At the instruction of the servicer, cash deposits will be remitted with investment earnings to the REP at the end of the term of the transition bonds unless otherwise utilized for the payment of the REP's obligations for transition charges. Once the deposit is no longer required, the servicer shall promptly (but not later than 30 calendar days) instruct the indenture trustee to remit the amounts in the segregated accounts to the REP.

(d) Payment of Transition Charges.

Payments of transition charges are due 35 calendar days following each billing by the servicer to the REP, without regard to whether or when the REP receives payment from its retail customers. The servicer shall accept payment by electronic funds transfer, wire transfer, and/or check. Payment will be considered received the date the electronic funds transfer or wire transfer is received by the servicer, or the date the check clears. A 5% penalty is to be charged on amounts received after 35 calendar days; however, a 10 calendar-day grace period will be allowed before the REP is considered to be in default. A REP in default must comply with the provisions set forth in Paragraph (e). The 5% penalty will be a one-time assessment measured against the current amount overdue from the REP to the servicer. The "current amount" consists of the total unpaid transition charges existing on the 36th calendar day after billing by the servicer. Any and all such penalty payments will be made to the indenture trustee to be applied against transition charge obligations. A REP shall not be obligated to pay the overdue transition charges of another REP. If a REP agrees to assume the responsibility for the payment of overdue transition charges as a condition of receiving the customers of another REP that has decided to terminate service to those customers for any reason, the new REP shall not be assessed the 5% penalty upon such transition charges; however, the prior REP shall not be relieved of the previously-assessed penalties.

(e) Remedies Upon Default.

After the 10 calendar-day grace period (the 45th calendar day after the billing date) referred to in Paragraph (d), the servicer shall have the option to seek recourse against any cash deposit, affiliate guarantee, surety bond, letter of credit, or combination thereof provided by the REP, and avail itself of such legal remedies as may be appropriate to collect any remaining unpaid transition charges and associated penalties due the servicer after the application of the REP's deposit or alternate form of credit support. In addition, a REP that is in default with respect to the requirements set forth in Paragraphs (b), (c), or (d) shall select and implement one of the following options:

  Allow the Provider of Last Resort ("POLR") or a qualified REP of the consumer's choosing to immediately assume the responsibility for the billing and collection of transition charges.

  Immediately implement other mutually suitable and agreeable arrangements with the servicer. It is expressly understood that the servicer's ability to agree to any other arrangements will be limited by the terms of the servicing agreement and requirements of each of the rating agencies that have rated the transition bonds necessary to avoid a suspension, withdrawal, or downgrade of the ratings on the transition bonds.

  Arrange that all amounts owed by retail consumers for services rendered be timely billed and immediately paid directly into a lock-box controlled by the servicer with such amounts to be applied first to pay transition charges before the remaining amounts are released to the REP. All costs associated with this mechanism will be borne solely by the REP.

If a REP that is in default fails to immediately select and implement one of the foregoing options or, after so selecting one of the foregoing options, fails to adequately meet its responsibilities thereunder, then the servicer shall immediately implement option (1). Upon re-establishment of compliance with the requirements set forth in Paragraphs (b), (c) and (d) and the payment of all past-due amounts and associated penalties, the REP will no longer be required to comply with this paragraph.

(f) Interest of REPs (including the POLR) in Funds Held by Servicer.

Any interest that a REP (including the POLR) may have in any funds in the hands of the servicer shall be junior and subordinate to any and all rights of the indenture trustee or the issuer to such funds.

(g) Billing by Providers of Last Resort, etc.

The POLR appointed by the Commission must meet the minimum credit rating or deposit/credit support requirements described in Paragraph (a) in addition to any other standards that may be adopted by the Commission. If the POLR defaults or is not eligible to provide such services, responsibility for billing and collection of transition charges will immediately be transferred to and assumed by the servicer until a new POLR can be named by the Commission or the consumer requests the services of a certified REP. Retail consumers may never be re-billed by the successor REP, the POLR, or the servicer for any amount of transition charges they have paid their REP (although future transition charges shall reflect REP and other system-wide charge-offs). Additionally, if the amount of the penalty detailed in Paragraph (d) is the sole remaining past-due amount after the 45th calendar day, the REP shall not be required to comply with clauses (1), (2), or (3) of Paragraph (e), unless the penalty is not paid within an additional 30 calendar days.

(h) Disputes.

In the event that a REP disputes any amount of billed transition charges, the REP shall pay the disputed amount under protest according to the timelines detailed in Paragraph (d). The REP and servicer shall first attempt to informally resolve the dispute, but if they fail to do so within 30 calendar days, either party may file a complaint with the Commission. If the REP is successful in the dispute process (informal or formal), the REP shall be entitled to interest on the disputed amount paid to the servicer at the Commission-approved interest rate. Disputes about the date of receipt of transition charge payments (and penalties arising thereon) or the size of a required REP deposit will be handled in a like manner. It is expressly intended that any interest paid by the servicer on disputed amounts shall not be recovered through transition charges if it is determined that the servicer's claim to the funds is clearly unfounded. No interest shall be paid by the servicer if it is determined that the servicer has received inaccurate metering data from another entity providing competitive metering services pursuant to PURA  39.107.

(i) Metering Data.

If the servicer is providing the metering, metering data will be provided to the REP at the same time as the billing. If the servicer is not providing the metering, the entity providing the metering services will be responsible for complying with Commission rules and ensuring that the servicer and the REP receive timely and accurate metering data in order for the servicer to meet its obligations under the servicing agreement and this Financing Order with respect to billing and true-ups.

(j) Charge-Off Allowance.

The REP will be allowed to hold back an allowance for charge-offs in its payments to the servicer. Such charge-off rate will be recalculated each year in connection with the annual true-up procedure. On an annual basis in connection with the true-up process, the REP and the servicer will be responsible for reconciling the amounts held back with amounts actually written off as uncollectible in accordance with the terms agreed to by the REP and the servicer, provided that:

  The REP's right to reconciliation for write-offs will be limited to customers whose service has been permanently terminated and whose entire accounts (i.e., all amounts due the REP for its own account as well as the portion representing transition charges) have been written off.

  The REP's recourse will be limited to a credit against future transition charge payments unless the REP and the servicer agree to alternative arrangements, but in no event will the REP have recourse to the indenture trustee, BondCo or BondCo's funds for such payments.

  The REP shall provide information on a timely basis to the servicer so that the servicer can include the REP's default experience and any subsequent credits into its calculation of the adjusted transition-charge rates for the next transition-charge billing period, and the REP's rights to credits will not take effect until after such adjusted transition-charge rates have been implemented.

(k) Service Termination.

In the event that the servicer is billing consumers for transition charges, the servicer shall have the right to terminate transmission and distribution service to the end-use consumer for non-payment by the end-use consumer pursuant to applicable Commission rules. In the event that a REP or the POLR is billing consumers for transition charges, the REP or POLR shall have the right to transfer the customer to the POLR (or to another certified REP) or to direct the servicer to terminate transmission and distribution service to the end-use consumer for non-payment in accordance with the applicable Commission rules.

  The proposed billing and collection standards for REPs and the applicability of those standards are appropriate for the collection of transition charges resulting from this Financing Order, are reasonable, will lower risks associated with the collection of transition charges, and will result in lower transition bond charges and greater benefits to ratepayers. In addition, adoption of these standards will provide uniformity of standards for the billing and collection of transition charges for which EGSI acts as servicer. Therefore, the proposed billing and collection standards for REPs and the applicability of those standards described in Findings of Fact Nos. 56 and 57 should be approved.

6.  Transition Bonds

  BondCo will issue and sell transition bonds in one or more series, and each series may be issued in one or more tranches. The legal final maturity date of any series of transition bonds will not exceed 15 years from the date of issuance of such series. The legal final maturity date of each series and tranche within a series and amounts in each series will be finally determined by EGSI and the Commission's designated representative, consistent with market conditions and indications of the rating agencies, at the time the transition bonds are priced, but subject to ultimate Commission review through the issuance advice letter process. EGSI will retain sole discretion regarding whether or when to assign, sell, or otherwise transfer any rights concerning transition property arising under this Financing Order, or to cause the issuance of any transition bonds authorized in this Financing Order, subject to the right of the Commission to find that the proposed issuance does not comply with the requirements of PURA and this Financing Order. BondCo will issue the transition bonds on or after the fifth business day after pricing of the transition bonds unless, prior to noon on the fourth business day following pricing of the bonds, the Commission issues an order finding that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

  The Commission finds that the proposed structure-providing substantially level annual debt service and revenue requirements over the life of the bond issue, which will not exceed 15 years-is in the public interest and should be used. The approved structure is reasonable and should be approved, provided that the weighted average annual interest rate for the bonds does not exceed 8.25%. This restriction is necessary to ensure that the stated economic benefits to ratepayers materialize. To further ensure benefits to ratepayers, the Commission's designated representative should be charged with the obligation to ensure on behalf of the Commission that the structure and pricing of the transition bonds results in the lowest transition bond charges consistent with market conditions and this Financing Order.

7.  Security for Transition Bonds

  The payment of the transition bonds and related charges authorized by this Financing Order is to be secured by the transition property created by this Financing Order and by certain other collateral as described in the application. The transition bonds will be issued pursuant to the indenture administered by the indenture trustee. The indenture will include provisions for a collection account for each series and subaccounts for the collection and administration of the transition charges and payment or funding of the principal and interest on the transition bonds and other costs, including fees and expenses, in connection with the transition bonds, as described in EGSI's application. Pursuant to the indenture, BondCo will establish a collection account as a trust account to be held by the indenture trustee as collateral to ensure the payment of the principal, interest, and other costs approved in this Financing Order related to the transition bonds in full and on a timely basis. The collection account will include the general subaccount, the capital subaccount, and the excess funds subaccount, and may include other subaccounts.

a.  The General Subaccount

  The indenture trustee will deposit the transition charge remittances that the servicer remits to the indenture trustee for the account of BondCo into one or more segregated trust accounts and allocate the amount of those remittances to the general subaccount. The indenture trustee will on a periodic basis apply moneys in this subaccount to pay expenses of BondCo, to pay principal and interest on the transition bonds, and to meet the funding requirements of the other subaccounts. The funds in the general subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including, to the extent necessary, investment earnings) will be applied by the indenture trustee to pay principal and interest on the transition bonds and all other components of the Periodic Payment Requirement ("PPR") (as defined in Finding of Fact No. 69), and otherwise in accordance with the terms of the indenture.

b.  The Capital Subaccount

  When a series of transition bonds is issued, EGSI will make a capital contribution to BondCo for that series, which BondCo will deposit into the capital subaccount. The amount of the capital contribution will be 0.5% of the original principal amount of each series of transition bonds. The capital subaccount will serve as collateral to ensure timely payment of principal and interest on the transition bonds and all other components of the PPR. Any funds drawn from the capital account to pay these amounts because of a shortfall in the transition charge remittances will be replenished through future transition charge remittances. The funds in this subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including investment earnings) will be used by the indenture trustee to pay principal and interest on the transition bonds and all other components of the PPR. Upon payment of the principal amount of all transition bonds and the discharge of all obligations that may be paid by use of transition charges, all amounts in the capital subaccount, including any investment earnings, will be released to BondCo for payment to EGSI. Investment earnings in this subaccount may be released earlier in accordance with the indenture.

  The capital contribution to BondCo should be funded by EGSI. To ensure that ratepayers receive the appropriate benefit from the securitization approved in this Financing Order, the proceeds from the sale of the transition bonds that are used to retire or refund EGSI's debt and equity securities should not be offset by the amount of this capital contribution. Because EGSI funds the capital subaccount, EGSI should receive the investment earnings earned through the indenture trustee's investment of that capital from time to time and should receive return of that capital after all transition bonds have been paid.

c.  The Excess Funds Subaccount

  The excess funds subaccount will hold any transition charge remittances and investment earnings on the collection account (other than earnings attributable to the capital subaccount and released under the terms of the indenture) in excess of the amounts needed to pay current principal and interest on the transition bonds and to pay other PPRs (including, but not limited to, replenishing the capital subaccount). Any balance in or allocated to the excess funds subaccount on a true-up adjustment date will be subtracted from the Periodic Billing Requirement, ("PBR") (as defined in Finding of Fact No. 70) for purposes of the true-up adjustment. The money in this subaccount will be invested by the indenture trustee in short-term high-quality investments, and such money (including investment earnings thereon) will be used by the indenture trustee to pay principal and interest on the transition bonds and other PPRs.

d.  Other Subaccounts

  Other credit enhancements in the form of subaccounts may be utilized for the transaction provided that the Commission's designated representative and EGSI agree in advance that such enhancements provide benefits greater than their tangible and intangible costs. Although EGSI proposed to include $3,795,000 as an up-front qualified cost to be securitized, the Commission finds that the use of an overcollateralization subaccount is not necessary for favorable tax treatment and is not necessary to obtain AAA ratings for the proposed bonds.

8.  General Provisions

  The collection account and the subaccounts described above are intended to provide for full and timely payment of scheduled principal and interest on the transition bonds and all other components of the PPR. If the amount of transition charges remitted to the general subaccount is insufficient to make all scheduled payments of principal and interest on the transition bonds and to make payment on all of the other components of the PPR, the excess funds subaccount and the capital subaccount will be drawn down, in that order, to make those payments. Any deficiency in the capital subaccount because of such withdrawals must be replenished to the capital subaccount on a periodic basis through the true-up process. In addition to the foregoing, there may be such additional accounts and subaccounts as are necessary to segregate amounts received from various sources (e.g., amounts received from REPs), or to be used for specified purposes. Such accounts will be administered and utilized as set forth in the servicing agreement and the indenture. Upon the maturity of the transition bonds and the discharge of all obligations in respect thereof, remaining amounts in the collection account, other than amounts that were in the capital subaccount, will be released to BondCo and equivalent amounts will be credited by EGSI to customers consistent with Ordering Paragraph No. 20.

  The use of a collection account and its subaccounts in the manner proposed by EGSI, as modified by this order, is reasonable, will lower risks associated with the securitization and thus lower the costs to ratepayers, and should, therefore, be approved.

9.  Transition Charges-Imposition and Collection, Nonbypassability, and Self-Generation

  EGSI seeks authorization to impose on and collect from its retail customers, and when and if EGSI's Texas service territory becomes subject to retail competition, from REPs and from other entities which are authorized to bill, pay or collect transition charges within EGSI's Texas service territory, in the manner provided in this Financing Order or the tariffs approved hereby, transition charges in an amount sufficient to provide for the timely recovery of its qualified costs approved in this Financing Order (including payment of principal and interest on the transition bonds and ongoing costs related to the transition bonds).

  Transition charges may be separately identified on bills presented to retail customers, or if applicable, REPs and other entities obligated to pay or collect transition charges. If such charges are not separately identified, customers will be notified at least annually that the Transition Property is owned by BondCo and not EGSI.

  Prior to the date when retail competition is introduced into EGSI's Texas service area, if any retail customer does not pay the full amount of any bill to EGSI, the amount paid by the customer will be applied in the following order of priority: first, to any amounts due with respect to customer deposits, second, to all electric service charges of EGSI and to all transition charges on the bill, pari passu, based upon the total amount billed, and third, to tax and charges billed to the customer. If there is more than one owner of transition property, or if the sole or any owner of transition property (or pledgee or pledgees) has issued multiple series of bonds, such partial collections representing transition charges shall be allocated among such owners (or pledgee or pledgees), and among such series of transition bonds, pro-rata based upon the amounts billed with respect to each series of transition bonds, provided that late fees and charges may be allocated to the servicer as provided in the tariff. When and if EGSI's Texas service area becomes subject to retail competition and if a REP or other entity does not pay the full amount it has been billed, the amount paid by the REP or such other entity will first be apportioned between the transition charges and other fees and charges (including amounts billed and due in respect of transition charges associated with transition bonds issued under other financing orders), other than late fees, and second, any remaining portion of the payment will be allocated to late fees. The amount allocated to transition charges shall be further allocated in the same manner as the second preceding sentence. The foregoing allocations will facilitate a proper balance between the competing claims to this source of revenue in an equitable manner.

  The transition bonds have a scheduled final payment date of not longer than 14 years. However, amounts may still need to be recovered after the expiration of the 14-year period. EGSI proposed that the transition charges related to a series of transition bonds will be recovered over a period of not more than 15 years from the date of issuance of that series of the transition bonds but that amounts due at or before the end of that period for services rendered during the 15-year period may be collected after the conclusion of the 15-year period.

  PURA  39.303(b) prohibits the recovery of transition charges for a period of time that exceeds 15 years. Transition charges related to a series of transition bonds may not be collected after 15 years from the date of issuance of that series of bonds. This restriction does not, however, prevent the recovery of amounts due at the end of such 15-year period for services rendered during such 15-year period.

  EGSI, acting as servicer, and any subsequent servicer, will collect transition charges from all retail customers, or, if applicable, REPs serving retail customers, located within EGSI's certificated Texas service area as it existed on the date this Financing Order is issued and from other entities which are required to bill, pay or collect transition charges under this Financing Order or the tariffs approved hereby. A retail customer within such area may not avoid transition charges by switching to another electric utility, electric cooperative or municipally-owned utility after the date this Financing Order is issued. However, a customer in a multiply-certificated service area that requested to switch providers on or before the date this Financing Order is issued, or was not taking service from EGSI on the date this Financing Order is issued, and does not do so after such date, will not be responsible for paying transition charges.

  A retail consumer may not avoid the payment of transition charges by switching to new on-site generation. "New on-site generation" means electric generation capacity greater than 10 megawatts capable of being lawfully delivered to the site without use of utility distribution or transmission facilities and which was not, on or before the date this Financing Order is issued, either (A) a fully operational facility, or (B) a project supported by substantially complete filings for all necessary site-specific environmental permits under the rules of the Texas Commission on Environmental Quality. If a consumer commences taking energy from new on-site generation that materially reduces the consumer's use of energy delivered through EGSI's facilities, the consumer will pay an amount each month computed by multiplying the output of the on-site generation utilized to meet the internal electrical requirements of the consumer by the applicable transition charges in effect for that month. Any reduction equivalent to more than 12.5% of the consumer's annual average use of energy delivered through EGSI's facilities will be considered material for this purpose. Payments of the transition charges owed by such consumers will be made to the servicer and will be collected in addition to any other charges applicable to services provided to the consumer through EGSI's facilities and any other competition transition charges applicable to self-generation.

  EGSI's proposal related to imposition and collection of transition charges is reasonable and is necessary to ensure collection of transition charges sufficient to support recovery of the qualified costs approved in this Financing Order and should be approved. It is reasonable to approve the form of EGSI's Schedule HRC found in Appendix B to this Financing Order and require that these tariff provisions be filed before any transition bonds are issued pursuant to this Financing Order.

10.  Allocation of Qualified Costs Among Texas Retail Consumers

  The Periodic Payment Requirement ("PPR") is the required periodic payment for a given period (i.e., annually, semi-annually, or such other applicable period) due under the transition bonds. Each PPR includes: (a) the principal amortization of the transition bonds in accordance with the expected amortization schedule (including deficiencies of previously scheduled principal for any reason); (b) periodic interest on the transition bonds (including any accrued and unpaid interest); and (c) ongoing qualified costs consisting of the servicing fee, rating agencies' fees, trustee fees, legal and accounting fees, other ongoing fees and expenses, and the costs, if any, of maintaining any credit enhancement. The PPR for the transition bonds issued pursuant to this Financing Order should be updated in the issuance advice letter.

  The Periodic Billing Requirement ("PBR") represents the aggregate dollar amount of transition charges that must be billed during a given period (i.e., annually, semi-annually, or such other applicable period) so that the transition charge collections will be sufficient to meet the sum of all PPR for that period, given: (i) forecast usage data for the period; (ii) forecast uncollectibles for the period; and (iii) forecast lags in collection of billed transition charges for the period.

  EGSI derived a blended Periodic Billing Requirement Allocation Factor ("PBRAF") for each transition charge rate class based on the allocation methodologies approved by the Commission in Docket No. 32907.

  The Commission adopts the PBRAFs approved in Docket No. 32907.

11.  True-Up of Transition Charges

  Pursuant to PURA  39.307, the servicer of the transition bonds will make annual adjustments to the transition charges to:

  correct any undercollections or overcollections, for any reason, including if applicable and without limitation any caused by REP defaults, during the preceding 12 months; and

  ensure the billing of transition charges necessary to generate the collection of amounts sufficient to timely provide all scheduled payments of principal and interest (or deposits to sinking funds in respect of principal and interest) and any other amounts due in connection with the transition bonds (including ongoing fees and expenses and amounts required to be deposited in or allocated to any collection account or subaccount, trustee indemnities, payments due in connection with any expenses incurred by the indenture trustee or the servicer to enforce bondholder rights and all other payments that may be required pursuant to the waterfall of payments described in the application) during the period for which such adjusted transition charges are to be in effect.

With respect to any series of transition bonds, the servicer will make true-up adjustment filings with the Commission at least annually, within 45 days of the anniversary of the date of the original issuance of the transition bonds of that series. The Commission will have 15 days after the date of the true-up filing in which to confirm the accuracy of the servicer's adjustment.

  True-up filings will be based upon the cumulative differences, regardless of the reason, between the PPR (including scheduled principal and interest payments on the transition bonds) and the amount of transition charge remittances to the indenture trustee. True-up procedures are necessary to ensure full recovery of amounts sufficient to meet on a timely basis the PPR over the expected life of the transition bonds. In order to assure adequate transition charge revenues to fund the PPR and to avoid large overcollections and undercollections over time, the servicer will reconcile the transition charges using EGSI's most recent forecast of electricity deliveries (i.e., forecasted billing units) and estimates of transaction-related expenses. The calculation of the transition charges will also reflect both a projection of uncollectible transition charges and a projection of payment lags between the billing and collection of transition charges based upon EGSI's and the REPs' most recent experience regarding collection of transition charges.

  The servicer will make true-up adjustments in the following manner, known as the standard true-up procedure:

  allocate the upcoming period's PBR based on the PBRAFs approved in this Financing Order;

  calculate undercollections or overcollections, including without limitation any caused by REP defaults, from the preceding period in each class by subtracting the previous period's transition charge revenues collected from each class from the PBR determined for that class for the same period;

  sum the amounts allocated to each customer class in steps (a) and (b) to determine an adjusted PBR for each transition charge customer class; and

  divide the amount assigned to each customer class in step (c) above by the appropriate forecasted billing units to determine the transition charge rate by class for the upcoming period.

12.  Interim True-Up

  The servicer is also required to make mandatory interim true-up adjustments semi-annually (or quarterly during the period between the expected final maturity and the legal final maturity of the last bond tranche or class) using the methodology identified in Finding of Fact Nos. 77 to 83 applicable to the annual true-up, (i) if the servicer forecasts that transition charge collections will be insufficient to make all scheduled payments of principal, interest and other amounts in respect of the transition bonds during the current or next succeeding payment period and/or (ii) to replenish any draws upon the capital subaccount.

  In the event an interim true-up is necessary, the interim true-up adjustment should be filed not less than 15 days prior to the first billing cycle of the month in which the revised transition charges will be in effect. In no event would such interim true-up adjustments occur more frequently than every three months if quarterly transition bond payments are required or every six months if semi-annual transition bond payments are required; provided, however, that interim true-up adjustments for any transition bonds remaining outstanding after the expected final maturity date of the last bond tranche or class shall occur quarterly.

13.  Non-Standard True-Up

  A non-standard true-up procedure will be applied if the forecasted billing units for one or more of the transition charge customer classes for an upcoming period decreases by more than 10% compared to the billing units (known as the threshold billing units), shown in Appendix D to this Financing Order.

  In conducting the non-standard true-up the servicer will:

  allocate the upcoming period's PBR based on the PBRAFs approved in Docket No. 32907;

  calculate undercollections or overcollections, including without limitation any caused by REP defaults, if applicable, from the preceding period in each class by subtracting the previous period's transition charge revenues collected from each class from the PBR determined for that class for the same period;

  sum the amounts allocated to each customer class in steps (a) and (b) to determine an adjusted PBR for each transition charge customer class;

  divide the PBR for each customer class by the maximum of the forecasted billing units or the threshold billing units for that class, to determine the "threshold rate;"

  multiply the threshold rate by the forecasted billing units for each class to determine the expected collections under the threshold rate;

  allocate the difference in the adjusted PBR and the expected collections calculated in step (e) among the transition charge customer classes by using the PBRAFs approved in Docket No. 32907;

  add the amount allocated to each class in step (f) above to the expected collection amount by class calculated in step (e) above to determine the final Periodic Billing Requirement for each class; and

  divide the final PBR for each class by the forecasted billing units to determine the transition charge rate by class for the upcoming period.

  A proceeding for the purpose of approving a non-standard true-up should be conducted in the following manner:

  The servicer will make a "non-standard true-up filing" with the Commission at least 90 days before the date of the proposed true-up adjustment. The filing will contain the proposed changes to the transition charge rates, justification for such changes as necessary to specifically address the cause(s) of the proposed non-standard true-up, and a statement of the proposed effective date.

  Concurrently with the filing of the non-standard true-up with the Commission, the servicer will notify all parties in this docket of the filing of the proposal for a non-standard true-up.

  The servicer will issue appropriate notice and the Commission will conduct a contested case proceeding on the non-standard true-up proposal pursuant to PURA  39.003.

The scope of the proceeding will be limited to determining whether the proposed adjustment complies with this Financing Order. The Commission will issue a final order by the proposed true-up adjustment date stated in the non-standard true-up filing. In the event that the Commission cannot issue an order by that date, the servicer will be permitted to implement its proposed changes. Any modifications subsequently ordered by the Commission will be made by the servicer in the next true-up filing.

14.  Additional True-Up Provisions

  The true-up adjustment filing will set forth the servicer's calculation of the true-up adjustment to the transition charges. Except for the non-standard true-up in Findings of Fact 86 through 88, the Commission will have 15 days after the date of a true-up adjustment filing in which to confirm the mathematical accuracy of the servicer's adjustment. Except for the non-standard true-up adjustment described above, any true-up adjustment filed with the Commission should be effective on its proposed effective date, which shall be not less than 15 days after filing. Any necessary corrections to the true-up adjustment, because of mathematical errors in the calculation of such adjustment or otherwise, will be made in future true-up adjustment filings. Any interim true-up may take into account the PPR for the next succeeding 12 months if required by the servicing agreement.

  The true-up procedures contained in Schedule HRC found in Appendix B to this Financing Order are reasonable and will reduce risks related to the transition bonds, resulting in lower transition bond charges and greater benefits to ratepayers and should be approved.

15.  Commission Participation and Designated Representative

  In order to ensure, as required by PURA 39.301, that the structuring and pricing of the transition bonds result in the lowest transition bond charges consistent with market conditions and the terms of this Financing Order, the Commission finds that it is necessary for the Commission or its designated representative to have a decision-making role co-equal with EGSI with respect to the structuring and pricing of the transition bonds and that all matters related to the structuring and pricing of the transition bonds shall be determined through a joint decision of EGSI and the Commission or its designated representative. The Commission's primary goal is to ensure that the structuring and pricing of the transition bonds result in the lowest transition bond charges consistent with market conditions and the terms of this Financing Order.

  The Commission or its designated representative must participate fully and in advance in all plans and decisions relating to the structuring, marketing, and pricing of the transition bonds and be provided timely information as necessary to allow it to participate in the financial transactions in a timely manner (including, but not limited to, information prepared for the benefit of rating agencies and information prepared for use in marketing the transition bonds to investors).

  The Commission or its designated representative may require a certificate from the bookrunning underwriter(s) confirming that the structuring, marketing, and pricing of the transition bonds resulted in the lowest transition bond yields to investors consistent with market conditions and the terms of this Financing Order.

  EGSI submitted draft transaction documents with its application, specifically drafts of the Prospectus, the Indenture, the Limited Liability Company Agreement, the Transition Property Purchase and Sale Agreement, the Transition Property Servicing Agreement, the Administration Agreement, and the Term Sheet (Attachments 3A, 3B, 3C, 3D, 3E, 3F, and Attachment 4, respectively). These draft documents have not been reviewed or approved by the Commission. The Commission or its designated representative shall review and comment on these documents before they are finalized.

16.  Lowest Transition Bond Charges

  EGSI has proposed a transaction structure that is expected to include (but is not limited to):

  the use of BondCo as issuer of the transition bonds, limiting the risks to transition bond holders of any adverse impact resulting from a bankruptcy proceeding of its parent or any affiliate;

  the right to impose and collect transition charges that are nonbypassable and which must be trued-up at least annually, but may be required to be trued-up more frequently under certain circumstances, in order to assure the timely payment of the debt service and other ongoing transaction costs;

  additional collateral in the form of a collection account which includes a capital subaccount funded in cash in an amount equal to not less than 0.5% of the original principal amount of the transition bonds and other subaccounts resulting in greater certainty of payment of interest and principal to investors and that are consistent with the IRS requirements that must be met to receive the desired federal income tax treatment for the transition bond transaction;

  the protection of transition bondholders against potential defaults by a servicer or REPs that are responsible for billing and collecting the transition charges from existing or future retail consumers;

  the treatment for federal income tax purposes to include: (i) the transfer of the rights under this Financing Order to BondCo not resulting in gross income to EGSI and the future revenues under the transition charges being included in EGSI's gross income under its usual method of accounting, (ii) the issuance of the transition bonds and the transfer of the proceeds of the transition bonds to EGSI not resulting in gross income to EGSI, and (iii) the transition bonds constituting borrowings of EGSI;

  the marketing of the transition bonds using proven underwriting and marketing processes, through which market conditions and investors' preferences, with regard to the timing of the issuance, the terms and conditions, related maturities, type of interest (fixed or variable) and other aspects of the structuring and pricing will be determined, evaluated and factored into the structuring and pricing of the transition bonds;

  the furnishing of timely information to the Commission's designated representative to allow the Commission through the issuance advice letter process to ensure that the structuring and pricing of the transition bonds result in the lowest transition bond charges consistent with market conditions and the terms of this Financing Order; and

  the use of hedging agreements to mitigate the risk of future rate increases if EGSI and the Commission's designated representative jointly determine that it is prudent to enter into these types of agreements.

  EGSI's proposed transaction structure is necessary to enable the transition bonds to obtain the highest possible bond credit rating, ensures that the structuring and pricing of the transition bonds will result in the lowest transition bond charges consistent with market conditions and the terms of this Financing Order, ensures the greatest benefit to ratepayers consistent with market conditions and the terms of this Financing Order, and protects the competitiveness of the retail electric market.

  To ensure that ratepayers receive the tangible and quantifiable economic benefits due from the proposed securitization and so that the proposed transition bond transaction will be consistent with the standards set forth in PURA  39.301 and 39.303, it is necessary that (i) the effective annual weighted average interest rate of the transition bonds, excluding up-front qualified and ongoing qualified costs, does not exceed 8.25%, (ii) the expected final maturity of the last tranche of transition bonds does not exceed 14 years (although the legal final maturity of the transition bonds may extend to 15 years), (iii) the amortization of the transition bonds is structured to be consistent with Finding of Fact No. 60, and (iv) EGSI otherwise satisfies the requirements of this Financing Order.

  To allow the Commission to fulfill its obligations under PURA related to the securitization approved in this Financing Order, it is necessary for EGSI, for each series of transition bonds issued, to certify to the Commission that the structure and pricing of that series results in the lowest transition bond charges consistent with market conditions at the time that the transition bonds are priced and the terms (including the specified amortization pattern) of this Financing Order and, if additional credit enhancements or arrangements to enhance marketability or reduce interest rate risks were used, to certify that they are expected to provide benefits in excess of their cost as required by Finding of Fact No. 30 through 34 of this Financing Order.

D.  Use of Proceeds

  Upon the issuance of transition bonds, BondCo will use the net proceeds from the sale of the transition bonds (after payment of transaction costs) to pay to EGSI the purchase price of the transition property.

  The net proceeds from the sale of the transition property (after payment of transaction costs) will be applied to reduce the debt and/or common equity on the regulatory books of EGSI.

  Through the steps described in Findings of Fact Nos. 99 and 100, the net proceeds from the sale of transition bonds will be used solely to retire existing debt and/or common equity of EGSI and will result in a reduction in EGSI's recoverable hurricane reconstruction costs as determined in Docket No. 32907.

IV.  CONCLUSIONS OF LAW

  EGSI is a public utility, as defined in PURA  11.004, and an electric utility, as defined in PURA  31.002(6).

  EGSI is entitled to file an application for a financing order under PURA  39.301, 39.458 and 39.463.

  The Commission has jurisdiction and authority over EGSI's application pursuant to PURA  14.001, 32.001, and 39.301 - 39.313 and 39.458 - 39.463.

  The Commission has authority to approve this Financing Order under Subchapters G and J of Chapter 39 of PURA.

  Notice of EGSI's application was provided in compliance with the Administrative Procedure Act53 and P.U.C. Proc. R. 22.54 and 22.55.

  This application does not constitute a major rate proceeding as defined by P.U.C. Proc. R. 22.2.

  BondCo will be an assignee as defined in PURA  39.302(1) when an interest in transition property is transferred, other than as security, to BondCo.

  The holders of the transition bonds and the indenture trustee will each be a financing party as defined in PURA  39.302(3).

  BondCo may issue transition bonds in accordance with this Financing Order.

_______________________________
53.  TEX. GOV'T CODE ANN. 2001.001-902 (Vernon 2000 & Supp. 2006).

  The securitization approved in this Financing Order satisfies the requirements of PURA  39.301 and 39.458 dictating that the proceeds of the transition bonds (net of transaction costs) shall be used solely for the purposes of reducing the amount of recoverable hurricane reconstruction costs through the refinancing or retirement of utility debt and/or equity.

  The securitization approved in this Financing Order satisfies the requirement of PURA  39.301 and 39.458(b)(2) mandating that the securitization provides tangible and quantifiable benefits to ratepayers greater than would have been achieved absent the issuance of transition bonds. Consistent with fundamental financial principles, this requirement in PURA  39.301 and 39.458(b)(2) can only be determined using an economic analysis to account for the time value of money. An analysis that compares in the aggregate over a 14-year period the present value of the revenue requirement associated with use of a customer surcharge (which is the alternative recovery method permitted under PURA to recover hurricane reconstruction costs and reflects conventional utility financing) with the present value of the revenue required under securitization is an appropriate economic analysis to demonstrate whether securitization provides economic benefits to ratepayers.

  BondCo's issuance of the transition bonds approved in this Financing Order in compliance with the criteria established by this Financing Order satisfies the requirement of PURA  39.301 prescribing that the structuring and pricing of the transition bonds will result in the lowest transition bond charges consistent with market conditions and the terms of this Financing Order.

  The amount approved in this Financing Order for securitization does not exceed the present value of the revenue requirement over the life of the transition bonds approved in this Financing Order that are associated with the costs sought to be securitized, as required by PURA  39.301.

  The securitization approved in this Financing Order satisfies the requirements of PURA  39.303(a) directing that the total amount of revenues to be collected under this Financing Order be less than the revenue requirement that would be recovered using conventional financing methods (which, in the case of the balance at issue in this proceeding, is a customer surcharge) and that this Financing Order be consistent with the standards of PURA  39.301.

  Under PURA  39.301 and 39.303, the Commission has the ability to prohibit different financial options relating to the transition bonds if the evidence supports the finding that the financial option will not or is unlikely to result in the lowest transition bonds charges consistent with market conditions.

  The hurricane reconstruction cost balance as determined in Docket No. 32907 includes carrying costs from the later of October 15, 2005 or the date incurred through June 1, 2007, the estimated date of issuance of the transition bonds. EGSI may securitize carrying costs accrued on the hurricane reconstruction costs during this period.

  This Financing Order adequately details the amount to be recovered and the period over which EGSI will be permitted to recover nonbypassable transition charges in accordance with the requirements of PURA  39.303(b). Transition charges related to a series of transition bonds may not be collected after 15 years from the date of issuance of that series of bonds. This provision does not preclude the servicer from recovering transition charges attributable to service rendered during the 15-year period but remaining unpaid at the end of the 15-year period.

  The method approved in this Financing Order for collecting and allocating the transition charges satisfies the requirements of PURA  39.460(g).

  As provided in PURA  39.303(d), this Financing Order, together with the transition charges authorized by this Financing Order, is irrevocable and not subject to reduction, impairment, or adjustment by further act of the Commission, except for the true-up procedures approved in this Financing Order, as required by PURA  39.307; provided, however, that such irrevocability shall not preclude the Commission from extending the deadline for issuance of transition bonds if requested to do so by EGSI.

  As provided in PURA  39.304(a), the rights and interests of EGSI or its successor under this Financing Order, including the right to impose, collect and receive the transition charges authorized in this Financing Order, are assignable and shall become transition property when they are first transferred to BondCo.

  The rights, interests and property conveyed to BondCo in the Transition Property Purchase and Sale Agreement and the related Bill of Sale, including the irrevocable right to impose, collect and receive transition charges and the revenues and collections from transition charges are "transition property" within the meaning of PURA  39.302(8) and 39.304.

  Transition property will constitute a present property right for purposes of contracts concerning the sale or pledge of property, even though the imposition and collection of the transition charges depend on further acts by EGSI or others that have not yet occurred, as provided by PURA  39.304(b).

  All revenues and collections resulting from the transition charges will constitute proceeds only of the transition property arising from this Financing Order, as provided by PURA  39.304(c).

  Upon the transfer by EGSI of the transition property to BondCo, BondCo will have all of the rights, title and interest of EGSI with respect to such transition property including the right to impose, collect and receive the transition charges authorized by the Financing Order.

  The transition bonds issued pursuant to this Financing Order will be "transition bonds" within the meaning of PURA  39.302(6) and 39.460(e), and the transition bonds and holders thereof are entitled to all of the protections provided under Subchapters G and J of Chapter 39 of PURA.

  Amounts that are required to be paid to the servicer as transition charges under this Financing Order or the tariffs approved hereby are "transition charges" as defined in PURA  39.302(7) and 39.460(f), and the amounts collected from retail consumers with respect to such transition charges are "transition charges" as defined in PURA  39.302(7) and 39.460(f), whether or not such charges are set out as a separate line item on the retail consumer's bill.

  Any payment of transition charges by a retail consumer to EGSI, as servicer, or if applicable, to its REP, or to another entity responsible for collecting transition charges from retail consumers under this Financing Order or the tariffs approved hereunder, will discharge the retail consumer's obligations in respect of that payment, but, in the case of a REP or an entity (other than EGSI), will not discharge the obligations of any REP or other entity responsible for collecting transition charges from retail consumers under this Financing Order to remit such payments to the servicer of the transition bonds on behalf of BondCo or an assignee or its obligations to pay amounts determined through subsequent true-up adjustments.

  As provided in PURA  39.305, the interests of an assignee, the holders of transition bonds, and the indenture trustee in transition property and in the revenues and collections arising from that property are not subject to setoff, counterclaim, surcharge, or defense by EGSI or any other person or in connection with the bankruptcy of EGSI or any other entity.

  The methodology approved in this Financing Order to true-up the transition charges satisfies the requirements of PURA  39.307.

  If and when EGSI transfers to BondCo the right to impose, collect, and receive the transition charges and to issue the transition bonds, the servicer will be able to recover the transition charges associated with such transition property only for the benefit of BondCo and the holders of the transition bonds in accordance with the servicing agreement.

  If and when EGSI transfers its rights under this Financing Order to BondCo under an agreement that expressly states that the transfer is a sale or other absolute transfer in accordance with the true-sale provisions of PURA  39.308, then, pursuant to that statutory provision, that transfer will be a true sale of an interest in transition property and not a secured transaction or other financing arrangement and title, legal and equitable, to the transition property will pass to BondCo. As provided by PURA  39.308, this true sale shall apply regardless of whether the purchaser has any recourse against the seller, or any other term of the parties' agreement, including the seller's retention of an equity interest in the transition property, EGSI's role as the collector of transition charges relating to the transition property, or the treatment of the transfer as a financing for tax, financial reporting, or other purposes.

  As provided in PURA  39.309(b), a valid and enforceable lien and security interest in the transition property in favor of the holders of the transition bonds or a trustee on their behalf will be created by this Financing Order and the execution and delivery of a security agreement with the holders of the transition bonds or a trustee on their behalf in connection with the issuance of the transition bonds. The lien and security interest will attach automatically from the time that value is received for the transition bonds and, on perfection through the filing of notice with the Secretary of State in accordance with the rules prescribed by the Secretary of State under PURA  39.309(d), will be a continuously perfected lien and security interest in the transition property, and all proceeds of the transition property, whether accrued or not, will have priority in the order of filing and will take precedence over any subsequent judicial or other lien creditor.

  As provided in PURA  39.309(c), the transfer of an interest in transition property to an assignee will be perfected against all third parties, including subsequent judicial or other lien creditors, when this Financing Order becomes effective, transfer documents have been delivered to that assignee, and a notice of that transfer has been filed in accordance with the rules prescribed by the Secretary of State under PURA  39.309(d); provided, however, that if notice of the transfer has not been filed in accordance with this process within 10 days after the delivery of transfer documentation, the transfer of the interest will not be perfected against third parties until the notice is filed. The transfer to BondCo of EGSI's rights under this Financing Order will be a transfer of an interest in transition property for purposes of PURA  39.309(c).

  As provided in PURA  39.309(e), the priority of a lien and security interest perfected in accordance with PURA  39.309 will not be impaired by any later change in the transition charges pursuant to PURA  39.307 or by the commingling of funds arising from transition charges with other funds, and any other security interest that may apply to those funds will be terminated when they are transferred to a segregated account for an assignee or a financing party. To the extent that transition charges are not collected separately from other funds owed by REPs, the amounts to be remitted to such segregated account for an assignee or a financing party may be determined according to system-wide (or if provided in the servicing agreement, revenue or rate class) charge off percentages, collection curves or such other reasonable methods of estimation, as are set forth in the servicing agreement.

  As provided in PURA  39.309(e), if transition property is transferred to an assignee, any proceeds of the transition property will be treated as held in trust for the assignee.

  As provided in PURA  39.309(f), if a default or termination occurs under the transition bonds, the financing parties or their representatives may foreclose on or otherwise enforce their lien and security interest in any transition property as if they were secured parties under Chapter 9, Texas Business and Commerce Code, and, upon application by or on behalf of the financing parties, the Commission may order that amounts arising from the transition charges be transferred to a separate account for the financing parties' benefit, to which their lien and security interest shall apply.

  As provided in PURA  39.309(f), if a default or termination occurs under the transition bonds, on application by or on behalf of the financing parties, a district court of Travis County, Texas shall order the sequestration and payment to those parties of revenues arising from the transition charges.

  As provided by PURA  39.310, the transition bonds authorized by this Financing Order are not a debt or obligation of the State of Texas and are not a charge on its full faith and credit or taxing power.

  Pursuant to PURA  39.310, the State of Texas has pledged for the benefit and protection of all financing parties and EGSI, that it (including the Commission) will not take or permit any action that would impair the value of transition property, or, except as permitted by PURA  39.307, reduce, alter or impair the transition charges to be imposed, collected, and remitted to any financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the transition bonds have been paid and performed in full. BondCo, in issuing transition bonds, is authorized pursuant to PURA  39.310 and this Financing Order to include this pledge in any documentation relating to the transition bonds.

  As provided in PURA  39.311, transactions involving the transfer and ownership of the transition property and the receipt of transition charges are exempt from state and local income, sales, franchise, gross receipts, and other taxes or similar charges.

  This Financing Order will remain in full force and effect and unabated notwithstanding the bankruptcy of EGSI, its successors, or assignees.

  EGSI retains sole discretion regarding whether or when to assign, sell or otherwise transfer the rights and interests created by this Financing Order or any interest therein, or to cause the issuance of any transition bonds authorized by this Financing Order, subject to the right of the Commission, acting through its designated representative to participate in the structuring, pricing, and marketing of the transition bonds, and the Commission's authority to find that the proposed issuance does not comply with the requirements of PURA and this Financing Order.

  This Financing Order is final, is not subject to rehearing by this Commission, and is not subject to review or appeal except as expressly provided in PURA  39.303(f). The finality of this Financing Order is not impaired in any manner by the participation of the Commission through its designated representative in any decisions related to issuance of the transition bonds or by the Commission's review of or issuance of an order related to the issuance advice letter required to be filed with the Commission by this Financing Order.

  This Financing Order meets the requirements for a financing order under Subchapter G and Subchapter J of Chapter 39 of PURA.

  The true-up mechanism, and all other obligations of the State of Texas and the Commission set forth in this Financing Order, are direct, explicit, irrevocable and unconditional upon issuance of the transition bonds and are legally enforceable against the State of Texas and the Commission.

V.  ORDERING PARAGRAPHS

Based upon the record, the Findings of Fact and Conclusions of Law set forth herein, and for the reasons stated above, this Commission orders:

A.  Approval

  Approval of Application. The application of EGSI for the issuance of a financing order under PURA  39.303 and 39.458-.463 is approved, as provided in this Financing Order.
  Authority to Securitize. EGSI is authorized in accordance with this Financing Order to securitize and to cause the issuance of transition bonds with an aggregate principal amount not to exceed the sum of: (a) $321,359,480 of hurricane reconstruction costs pursuant to the 32907 Order (which amount includes carrying costs in the amount of $37,449,102 through the projected issuance date of the transition bonds of June 1, 2007, calculated at a rate of 7.90% per annum pursuant to the 32907 Order and deducts the prospective ADFIT benefit of $31,626,006 as determined in this Financing Order), plus (b) up-front qualified costs of issuing the transition bonds and of retiring some existing debt and paying down equity at EGSI, which are capped pursuant to this Financing Order, and are not to exceed $6,000,000, minus (c) governmental grant proceeds received prior to the issuance of the financing order, if reduction of the amount to be securitized is required by the 32907 Order, plus or minus (d) any adjustment to the $37,449,102 in carrying costs necessary to account for (i) the receipt of insurance or grant proceeds as provided in the 32907 Order, and (ii) the number of days, as applicable, either greater than or less than assumed in the $37,449,102 carrying cost calculation based on the projected issuance date for the transition bonds of June 1, 2007. EGSI is authorized to securitize the updated aggregate principal amount in the issuance advice letter. If the actual up-front qualified costs are less than the up-front qualified costs included in the principal amount securitized, the periodic billing requirement for the first annual true-up adjustment shall be reduced by the amount of such unused funds (together with income earned thereon through investment by the trustee in eligible investments) and such unused funds (together with income earned thereon through investment by the trustee in eligible investments) shall be available for payment of debt service on the bond payment date next succeeding such true-up adjustment.
  Recovery of Transition Charges. EGSI shall impose on, and the servicer shall collect from all existing and future retail consumers located within EGSI's Texas service area as it existed on the date this Financing Order is issued, and other entities which, under the terms of this order or the tariffs approved hereby, are required to bill, pay or collect transition charges, as provided in this Financing Order, transition charges in an amount sufficient to provide for the timely recovery of its aggregate qualified costs detailed in this Financing Order (including payment of principal and interest on the transition bonds). When, and if, EGSI's Texas service territory becomes subject to retail competition, REPs and other entities responsible for collecting transition charges from retail consumers under this Financing Order shall pay the transition charges billed to them whether or not they collect the transition charges from their retail consumers.
  Provision of Information. EGSI shall take all necessary steps to ensure that the Commission or its designated representative is provided sufficient and timely information to allow the Commission or its designated representative to fully participate in and exercise its decision making authority over the proposed securitization as provided in this Financing Order.
  Issuance Advice Letter. EGSI shall submit a draft issuance advice letter to the Commission Staff for review not later than two weeks prior to the expected date of the commencement of marketing of the transition bonds. Within one week after receipt of the draft issuance advice letter, Commission Staff shall provide EGSI comments and recommendations regarding the adequacy of the information provided. Within 24 hours after pricing of the transition bonds and prior to issuance of the transition bonds, EGSI, in consultation with the Commission acting through its designated representative, shall file with the Commission an issuance advice letter in substantially the form of the issuance advice letter attached as Appendix A to this Financing Order. As part of the issuance advice letter, EGSI, through an officer of EGSI, shall provide a certification worded precisely as the statement in the form of issuance advice letter approved by the Commission. The issuance advice letter shall be completed, shall evidence the actual dollar amount of the initial transition charges and other information specific to the transition bonds to be issued, and shall certify to the Commission that the structure and pricing of that series results in the lowest transition-bond charges consistent with market conditions at the time that the transition bonds are priced, and the terms set out in this Financing Order. In addition, if additional credit enhancements or arrangements to reduce interest rate risks or enhance marketability are used, the issuance advice letter shall include certification that the additional credit enhancements or other arrangements are reasonably expected to provide benefits as required by this Financing Order. All amounts that require computation shall be computed using the mathematical formulas contained in the form of the issuance advice letter in Appendix A to this Financing Order and Schedule HRC approved in this Financing Order. Electronic spreadsheets with the formulas supporting the schedules contained in the issuance advice letter shall be included with such letter. The Commission's review of the issuance advice letter shall be limited to the arithmetic accuracy of the calculations and to compliance with the specific requirements that are contained in the issuance advice letter. The initial transition charges and the final terms of the transition bonds set forth in the issuance advice letter shall become effective on the date of issuance of the transition bonds (which shall not occur prior to the fifth business day after pricing) unless prior to noon on the fourth business day after pricing the Commission issues an order finding that the proposed issuance does not comply with the requirements set forth above in this Ordering Paragraph.
  Approval of Tariff. The form of Schedule HRC attached as Appendix B to this order is approved. Prior to the issuance of any transition bonds under this Financing Order, EGSI shall file a tariff that conforms to the form of the Schedule HRC tariff provisions attached to this Financing Order.

  B.  Transition Charges

  Imposition and Collection. EGSI is authorized to impose on, and the servicer is authorized to collect from, all existing and future retail consumers located within EGSI's Texas service area as it existed on the date this Financing Order is issued (and, if retail competition is introduced into such service area, from REPs and other entities which, under the terms of this Financing Order or the tariffs approved hereby are required to bill, pay or collect transition charges) transition charges in an amount sufficient to provide for the timely recovery of the aggregate Periodic Payment Requirements (including payment of principal and interest on the transition bonds), as approved in this Financing Order.
  BondCo's Rights and Remedies. Upon the transfer by EGSI of the transition property to BondCo, BondCo shall have all of the rights, title and interest of EGSI with respect to such transition property, including, without limitation, the right to exercise any and all rights and remedies with respect thereto, including the right to authorize disconnection of electric service and to assess and collect any amounts payable by any retail consumer in respect of the transition property.
  Collector of Transition Charges. EGSI or any subsequent servicer of the transition bonds shall bill a consumer or other entity which, under the terms of this Financing Order or the tariffs approved hereby, is required to bill, or collect transition charges, for the transition charges attributable to that consumer.
  Collection Period. The transition charges related to a series of transition bonds shall be designed to be collected over the expected 14-year life of the transition bonds. However, to the extent that any amounts are not recovered at the end of this 14-year period, EGSI may continue to recover them over a period ending not more than 15 years from the date of issuance of that series of transition bonds. Amounts remaining unpaid after this 15-year period may be recovered but only to the extent that the charges are attributable to services rendered during the 15-year period.
  Allocation. EGSI shall allocate the transition charges among consumer classes in the manner described in this Financing Order.
  Nonbypassability. EGSI and any other entity providing electric transmission or distribution services and any REP providing services to any retail consumer within EGSI's certificated Texas service area as it existed on the date this Financing Order is issued are entitled to collect and must remit, consistent with this Financing Order, the transition charges from such retail consumers including certain retail consumers that switch to certain new on-site generation, and such retail consumers are required to pay such transition charges. The Commission will ensure that such obligations are undertaken and performed by EGSI, any other entity providing electric transmission or distribution services within EGSI's certificated Texas service area as of the date this Financing Order is issued and any REP providing services to any retail consumer within such certificated service area.
  True-Ups. True-ups of the transition charges, including non-standard true-ups, shall be undertaken and conducted as described in Schedule HRC. The servicer shall file the true-up adjustments in a compliance docket and shall give notice of the filing to all parties in this docket.
  Ownership Notification. Any entity that bills transition charges to retail consumers shall, at least annually, provide written notification to each retail consumer for which the entity bills transition charges that the transition charges are the property of BondCo and not of the entity issuing such bill.

  C.  Transition Bonds

  Issuance. BondCo is authorized to issue transition bonds as specified in this Financing Order. The ongoing qualified costs described in Appendix C may be recovered directly through the transition charges.
  EGSI may securitize up-front qualified costs in accordance with this Financing Order, subject to the cap on EGSI's securitizable up-front qualified costs as shown in this Financing Order. In the issuance advice letter, EGSI will update the SEC registration fee, rating agency fees, and underwriters' fees. The cap on up-front qualified costs does not apply to costs associated with original issue discount or other credit enhancements as discussed in Ordering Paragraph No. 21. These costs are not capped by this Financing Order.
  EGSI may recover its actual ongoing qualified costs through its transition charges, subject to the caps on the servicing fee as set forth in Appendix C to this Financing Order. The amount of ongoing qualified costs is subject to updating in the issuance advice letter to reflect a change in the size of the transition bond issuance and other information available at the time of submission of the issuance advice letter. Costs other than the servicing fee are not capped by this Financing Order. As provided in Ordering Paragraph No. 29, a servicer, other than EGSI, may collect a higher servicing fee than that set forth in Appendix C to this Financing Order, if such higher rate is approved by the Commission and the indenture trustee.
  Refinancing. EGSI or any assignee may apply for one or more new financing orders pursuant to PURA  39.303(g).
  Collateral. All transition property and other collateral shall be held and administered by the indenture trustee pursuant to the indenture as described in EGSI's application. BondCo shall establish a collection account with the indenture trustee as described in the application and Findings of Fact Nos. 61 through 66. Upon payment of the principal amount of all transition bonds authorized in this Financing Order and the discharge of all obligations in respect thereof, all amounts in the collection account, including investment earnings, other than amounts in the capital subaccount, shall be released by the indenture trustee to BondCo for distribution in accordance with Ordering Paragraph No. 19. EGSI shall notify the Commission within 30 days after the date that these funds are eligible to be released of the amount of such funds available for crediting to the benefit of ratepayers.
  Distribution Following Repayment. Following repayment of the transition bonds authorized in this Financing Order and release of the funds held by the trustee, the servicer, on behalf of BondCo, shall distribute to current retail consumers (or, if applicable because of the existence of retail competition, REPs and other entities responsible for collection of transition charges from retail ratepayers), the final balance of the general, excess funds, and all other subaccounts (except the capital subaccount), whether such balance is attributable to principal amounts deposited in such subaccounts or to interest thereon, remaining after all other qualified costs have been paid. The amounts shall be distributed to each retail rate class (or, if applicable, REP and other entity) that paid Schedule HRC transition charges during the last 12 months that the Schedule HRC transition charges were in effect. BondCo or its successor in interest to the Transition Property shall, to the extent the capital subaccount is not depleted below its original amount, also distribute to retail consumers (or, if applicable, REPs and other entities responsible for collection of transition charges from retail ratepayers) any subsequently collected transition charges.  The amount paid to each retail consumer (or, if applicable, REP or other entity) shall be determined by allocating the total amount available for distribution by a fraction, the numerator of which is the total Schedule HRC transition charges paid by the retail rate class (or, if applicable, REP or other entity) during the last 12 months Schedule HRC charges were in effect and the denominator of which is the total Schedule HRC transition charges paid by all retail rate classes (or, if applicable, REPs and other entities responsible for collection of transition charges from retail ratepayers) during the last 12 months the Schedule HRC transition charges were in effect. The amount allocated by each class shall be divided by the forecasted billing units for the month in which the refund will take place in order to arrive at a per customer refund amount per kWh or kW, as applicable.
  Funding of Capital Subaccount. The capital contribution by EGSI to BondCo to be deposited into the capital subaccount shall, with respect to each series of transition bonds, be funded by EGSI and not from the proceeds of the sale of transition bonds. Upon payment of the principal amount of all transition bonds and the discharge of all obligations in respect thereof, all amounts in the capital subaccount, including investment earnings, shall be released to BondCo for payment to EGSI. Investment earnings in this subaccount may be released earlier in accordance with the indenture to BondCo for payment to EGSI.
  Credit Enhancement. EGSI may provide for various forms of credit enhancement including letters of credit, other reserve accounts, surety bonds, and other mechanisms designed to promote the credit quality or marketability of the transition bonds and may enter into hedging or other arrangements to mitigate the risk of an increase in interest rates to the extent not prohibited by this Financing Order. The decision to use such arrangements to enhance credit, promote marketability or reduce interest rate risks shall be made in conjunction with the Commission acting through its designated representative. BondCo may not enter into an interest-rate swap arrangement. EGSI may include the costs of credit enhancements or other arrangements to promote credit quality, marketability or mitigate interest rate risks as qualified costs only if EGSI certifies that such arrangements are reasonably expected to provide benefits greater than their cost and such certifications are agreed with by the Commission's designated representative. EGSI shall not be required to enter any arrangements to promote credit quality, marketability or mitigate interest rate risks unless all related costs and liabilities can be included in qualified costs. EGSI and the Commission's designated representative shall evaluate the relative benefits of the arrangements in the same way that benefits are quantified under the quantifiable benefits test. This Ordering Paragraph does not apply to the collection account or its subaccounts approved in this Financing Order.
  Original Issue Discount. Consistent with its obligation to achieve the lowest cost of funds, BondCo may determine to provide for original issue discount in connection with the issuance and pricing of the transition bonds.
  Weighted Average Annual Interest Rate of Bonds. The effective weighted-average annual interest rate of the transition bonds, excluding up-front and ongoing costs, shall not exceed 8.25%.
  Life of Bonds. The expected final maturity of the transition bonds authorized by this Financing Order shall not exceed 15 years.
  Amortization Schedule. The Commission approves, and the transition bonds shall be structured to provide, a transition charge that is designed to produce substantially level annual debt service over the expected life of the transition bonds.
  Commission Participation in Bond Issuance. The Commission, acting through its designated representative shall participate directly with EGSI in negotiations regarding the structuring, pricing, and marketing, and shall have equal rights with EGSI to approve or disapprove the proposed structuring, pricing, and marketing of the transition bonds. The Commission's designated representative shall have the right to participate fully and in advance regarding all aspects of the structuring, pricing, and marketing of the transition bonds, and shall be provided timely information that is necessary to fulfill its obligation to the Commission. The Commission directs its designated representative to advise the Commission of any proposal that does not comply in any material respect with the criteria established in this Financing Order. The Commission's designated representative shall promptly inform EGSI and the Commission of any items that, in the designated representative's opinion, are not reasonable. The Commission's designated representative shall notify EGSI and the Commission no later than 12:00 p.m. CST on the business day after the Commission's receipt of the issuance advice letter for each series of transition bonds whether the structuring, marketing, and pricing of that series of transition bonds comply with the criteria established in this Financing Order.
  Use of BondCo. EGSI shall use BondCo, a special purpose transition funding entity as proposed in its application, in conjunction with the issuance of any transition bonds authorized under this Financing Order. BondCo shall be funded with an amount of capital that is sufficient for BondCo to carry out its intended functions and to avoid the possibility that EGSI would have to extend funds to BondCo in a manner that could jeopardize the bankruptcy remoteness of BondCo, as well as to assure that the transition bonds will be treated as a borrowing of EGSI and as debt, both for federal income tax purposes.

  D.  Servicing

  Servicing Agreement. The Commission authorizes EGSI to enter into the servicing agreement with BondCo and to perform the servicing duties approved in this Financing Order. Without limiting the foregoing, in its capacity as initial servicer of the transition property, EGSI is authorized to calculate, bill and collect for the account of BondCo, the transition charges initially authorized in this Financing Order, as adjusted from time to time to meet the Periodic Payment Requirements as provided in this Financing Order; and to make such filings and take such other actions as are required or permitted by this Financing Order in connection with the periodic true-ups described in this Financing Order. The servicer shall be entitled to collect servicing fees in accordance with the provisions of the servicing agreement, provided that, as set forth in Appendix C, (i)  the annual servicing fee payable to EGSI while it is serving as servicer (or to any other servicer affiliated with EGSI) shall not at any time exceed $400,000. The annual servicing fee payable to any other servicer not affiliated with EGSI shall be subject to approval by the Commission pursuant to Ordering Paragraph No. 30. The revenues collected by EGSI, or by any affiliate of EGSI acting as either the servicer or administrator, under the servicing agreement and the administration agreement shall be included as an identified revenue credit and reduce revenue requirements for the ratepayers' benefit in any EGSI base rate case. The expenses of acting as the servicer or administrator shall likewise be included as a cost of service in any EGSI base rate case.
  Replacement of EGSI as Servicer. Upon the occurrence of an event of default under the servicing agreement relating to servicer's performance of its servicing functions with respect to the transition charges, the financing parties may replace EGSI as the servicer in accordance with the terms of the servicing agreement. The replacement servicer shall not begin providing service until the date the Commission approves the appointment and the servicing fee of such replacement servicer. No entity may replace EGSI as the servicer in any of its servicing functions with respect to the transition charges and the transition property authorized by this Financing Order, if the replacement would cause any of the then current credit ratings of the transition bonds to be suspended, withdrawn, or downgraded.
  Amendment of Agreements. The parties to the servicing agreement, indenture, and sale agreement may amend the terms of such agreements; provided, however, that no amendment to any such agreement shall increase the ongoing qualified costs without the approval of the Commission. Any amendment that does not increase the ongoing qualified costs shall be effective without prior Commission authorization. Any amendment to any such agreement that may have the effect of increasing ongoing qualified costs shall be provided by BondCo to the Commission along with a statement as to the possible effect of the amendment on the ongoing qualified costs. The amendment shall become effective on the later of (i) the date proposed by the parties to the amendment or (ii) 31 days after such submission to the Commission unless the Commission issues an order disapproving the amendment within a 30-day period.
  Collection Terms. The servicer shall remit collections of the transition charges to BondCo or the indenture trustee for BondCo's account in accordance with the terms of the servicing agreement.
  Contract to Provide Service. To the extent that any interest in the transition property created by this Financing Order is assigned, sold or transferred to an assignee, EGSI shall enter into a contract with that assignee that requires EGSI (or its successor) to continue to operate its transmission and distribution system (or, if by law, EGSI or its successor is no longer required to own and/or operate both the transmission and distribution systems, then EGSI's distribution system) in order to provide electric services to EGSI's customers within its Texas service territory. This order shall not prohibit EGSI from selling, assigning, or otherwise divesting any of its properties or assets; provided that in the event that EGSI sells, assigns or otherwise divests of all or any portion of its transmission and distribution system required to provide electric service to EGSI's customers in the Texas service area (or, if by law, EGSI or its successor is no longer required to own and/or operate both the transmission and distribution systems, then EGSI sells, assigns or otherwise divests all or any portion of its distribution system required to provide electric service to EGSI's customers in the Texas service area), then the entity acquiring such distribution (and, if applicable, transmission) facilities is either required by law or agrees by contract to continue operating the facilities to provide electric service to EGSI's customers in its Texas service territory, subject to any further restrictions provided in any bond financing document to assure obtaining the AAA ratings on the transition bonds.
  SEC Requirements. Each REP or other entity responsible for collecting transition charges from retail consumers shall furnish to BondCo or EGSI or to any successor servicer information and documents necessary to enable BondCo or EGSI or any successor servicer to comply with their respective disclosure and reporting requirements, if any, with respect to the transition bonds under federal securities laws.

  E.  Retail Electric Providers

  REP Billing and Credit Standards. The Commission approves the REP standards detailed in Finding of Fact Nos. 57 and 58. These proposed REP standards relate only to the billing and collection of transition charges authorized under this Financing Order when and if retail competition is introduced into EGSI's Texas service territory, and do not apply to collection of any other nonbypassable charges or other charges. The standards apply to all future REPs other than REPs that have contracted with EGSI to have EGSI bill and collect transition charges from retail consumers. REPs may contract with parties other than EGSI to bill and collect transition charges from retail consumers, but such REPs shall remain subject to these standards. Upon adoption of any amendment to the rules governing REP standards as set out in P.U.C. Subst. R. 25.108, the Commission Staff shall initiate a proceeding to investigate the need to modify the standards adopted in this Financing Order to conform to that rule and to address whether each of the rating agencies that have rated the transition bonds will determine that such modifications will not cause a suspension, withdrawal, or downgrade of the ratings on the transition bonds. Modifications to the REP standards adopted in this Financing Order may not be implemented absent prior written confirmation from each of the rating agencies that have rated the transition bonds that such modifications will not cause a suspension, withdrawal, or downgrade of the ratings on the transition bonds. The servicer of the transition bonds shall also comply with the provisions of the REP standards adopted by this Financing Order that are applicable to the servicer.
  Transition Charge Remittance Procedures. When, and if, EGSI's Texas service territory becomes subject to retail competition, transition charges shall be billed and collected in accordance with the REP standards adopted by this Financing Order. REPs shall be subject to penalties as provided in these standards. A REP shall not be obligated to pay the overdue transition charges of another REP whose customers it agrees to serve.
  Remedies Upon REP Default. A servicer of transition bonds shall have the remedies provided in the REP standards adopted by this Financing Order. If a REP that is in default fails to immediately select and implement one of the options provided in the REP standards or, after making its selection, fails to adequately meet its responsibilities under the selected option, then the servicer shall immediately cause the POLR or a qualified REP to assume the responsibility for the billing and collection of transition charges in the manner and for the time provided in the REP standards.
  Billing by POLRs. Every POLR appointed by the Commission shall comply with the minimum credit rating or deposit/credit support requirements described in the REP standards in addition to any other standard that may be adopted by the Commission. If the POLR defaults or is not eligible to provide billing and collection services, the servicer shall immediately assume responsibility for billing and collection of transition charges and continue to meet this obligation until a new POLR can be named by the Commission or the consumer requests the services of a REP in good standing. Retail consumers may never be directly re-billed by the successor REP, the POLR, or the servicer for any amount of transition charges the consumers have paid their REP.
  Disputes. Disputes between a REP and a servicer regarding any amount of billed transition charges shall be resolved in the manner provided by the REP standards adopted by this Financing Order.
  Metering Data. If the servicer is providing metering services to a REP's retail consumers, then metering data shall be provided to the REP at the same time as the billing. If the servicer is not providing metering services, the entity providing metering services shall comply with Commission rules and ensure that the servicer and the REP receive timely and accurate metering data in order for the servicer to meet its obligations under the servicing agreement and this Financing Order.
  Charge-Off Allowance. The REP may retain an allowance for charge-offs from its payments to the servicer as provided in the REP standards adopted by this Financing Order.
  Service Termination. So long as the servicer is billing consumers for transition charges, the servicer shall have the right to terminate transmission and distribution service to the end-use consumer for non-payment by the end-use consumer pursuant to applicable Commission rules. In the event that a REP or the POLR is billing consumers for transition charges, the REP or POLR shall have the right to transfer the consumer to the POLR or to another certified REP or to direct the servicer to terminate transmission and distribution service to the end-use consumer for non-payment by the end-use consumer to the extent permitted by and pursuant to terms and limitations of the applicable Commission rules.

  F.  Structure of the Securitization

  Structure. EGSI shall structure the securitization as proposed in EGSI's application. This structure shall be consistent with Findings of Fact Nos. 35 through 98.

G. Use of Proceeds

  Use of Proceeds. Upon the issuance of transition bonds, BondCo shall pay the proceeds from the sale of the transition bonds (after payment of transaction costs) to EGSI for the purchase price of the transition property. EGSI will apply these net proceeds to reduce the debt and/or equity on its regulatory books.

  H.  Miscellaneous Provisions

  Continuing Issuance Right. EGSI has the continuing irrevocable right to cause the issuance of transition bonds in one or more series in accordance with this Financing Order for a period commencing with the date of this Financing Order and extending 24 months following the latest of (i) the date on which this Financing Order becomes final and no longer subject to any appeal; (ii) the date on which the 32907 Order becomes final and no longer subject to any appeal; or (iii) the date on which any other regulatory approvals necessary to issue the transition bonds are obtained and no longer subject to any appeal. If at any time during the effective period of this Financing Order there is a severe disruption in the financial markets of the United States, the effective period shall automatically be extended to a date which is not less than 90 days after the date such disruption ends.
  Internal Revenue Service Private Letter or Other Rulings. EGSI is not required by this Financing Order to obtain a ruling from the IRS. EGSI is precluded from seeking a ruling from the IRS by IRS Revenue Procedure 2006-3, which states that the IRS will no longer issue any letter rulings or determination letters on questions of whether investor-owned utilities realize income upon certain occurrences, which includes the circumstance in which the utility obtains the right to "recover certain costs pursuant to State specified cost recovery legislation." EGSI shall obtain an opinion of tax counsel sufficient to support the issuance of the bonds.
  Binding on Successors. This Financing Order, together with the transition charges authorized in it, shall be binding on EGSI and any successor to EGSI that provides transmission and distribution service directly to retail consumers in EGSI's Texas service area, any other entity that provides transmission or distribution services to retail consumers within that service area, and any successor to such other entity, provided that if by law, EGSI or its successor is no longer required to own and/or operate both the transmission and distribution systems, then any entity that provides distribution service to customers in the Texas service territory shall be bound by this Financing Order. This Financing Order is also binding on each REP, and any successor, that sells electric energy to retail consumers located within that service area, any other entity responsible for billing and collecting transition charges on behalf of BondCo, and any successor to the Commission. In this paragraph, a "successor" means any entity that succeeds by any means whatsoever to any interest or obligation of its predecessor or transferor, including by way of bankruptcy, reorganization or other insolvency proceeding, merger, division, consolidation, conversion, assignment, sale, transfer, lease, management contract, pledge or other security, by operation of law or otherwise.
  Flexibility. Subject to compliance with the requirements of this Financing Order, EGSI and BondCo shall be afforded flexibility in establishing the terms and conditions of the transition bonds, including the final structure of BondCo, repayment schedules, term, payment dates, collateral, credit enhancement, required debt service, reserves, interest rates (which may include floating or variable interest rates), use of original issue discount, hedges, indices and other financing costs and the ability of EGSI, at its option, to cause one or more series of transition bonds to be issued or to create more than one BondCo for purposes of issuing such transition bonds.
  Effectiveness of Order. This Financing Order is effective upon issuance and is not subject to rehearing by the Commission. Notwithstanding the foregoing, no transition property shall be created hereunder, and EGSI shall not be authorized to impose, collect, and receive transition charges, until concurrently with the transfer of EGSI's rights hereunder to BondCo in conjunction with the issuance of the transition bonds.
  Regulatory Approvals. All regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of the transition charges associated with the costs that are the subject of the application, and all related transactions contemplated in the application, are granted.
  Effect. This Financing Order constitutes a legal financing order for EGSI under Subchapters G and J of Chapter 39 of PURA. The Commission finds this Financing Order complies with the provisions of Subchapters G and J of Chapter 39 of PURA. A financing order gives rise to rights, interests, obligations and duties as expressed in Subchapters G and J of Chapter 39 of PURA. It is the Commission's express intent to give rise to those rights, interests, obligations and duties by issuing this Financing Order. EGSI and the servicer are directed to take all actions as are required to effectuate the transactions approved in this Financing Order, subject to compliance with the criteria established in this Financing Order.
  Further Commission Action. The Commission guarantees that it will act pursuant to this Financing Order as expressly authorized by PURA to ensure that expected transition charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the transition bonds issued pursuant to this Financing Order and other costs, including fees and expenses, in connection with the transition bonds.
  All Other Motions, etc., Denied. All motions, requests for entry of specific findings of fact and conclusions of law, and any other requests for general or specific relief not expressly granted herein, are denied for want of merit.

SIGNED AT AUSTIN, TEXAS the 2nd day of April, 2007.

PUBLIC UTILITY COMMISSION OF TEXAS

/s/ Paul Hudson
PAUL HUDSON, CHAIRMAN

/s/ Julie Parsley
JULIE PARSLEY, COMMISSIONER

Commissioner Smitherman does not join in the Commission's decision to deduct the ADFIT benefit from the amount to be securitized as discussed in Section II. Commissioner Smitherman believes it would be appropriate to address the ADFIT benefit in a future rate case, and to avoid the reduction of the low-cost financing provided by the securitization of the hurricane reconstruction costs. In all other respects, Commissioner Smitherman joins in the decisions reflected in this Financing Order.

/s/ Barry T. Smitherman
BARRY T. SMITHERMAN, COMMISSIONER

Appendix A
Financing Order

FORM OF ISSUANCE ADVICE LETTER

_____ day, ______________, 2007

Advice __________

THE PUBLIC UTILITY COMMISSION OF TEXAS

SUBJECT: ISSUANCE ADVICE LETTER FOR TRANSITION BONDS

Pursuant to the Financing Order adopted in Application of Entergy Gulf States, Inc. for a Financing Order, Docket No. _________ (the "Financing Order"), ENTERGY GULF STATES, INC., ("Applicant") hereby submits, no later than twenty-four hours after the pricing of this series of Transition Bonds, the information referenced below. This Issuance Advice Letter is for the [BondCo] Transition Bonds series _____, tranches ______. Any capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

PURPOSE

This filing establishes the following:

(a) the total amount of Qualified Costs being securitized;

(b) confirmation of compliance with issuance standards;

(c) the actual terms and structure of the Transition Bonds being issued;

(d) the initial Transition Charge for retail customers; and

(e) the identification of the BondCo.

QUALIFIED COSTS BEING SECURITIZED

The total amount of Qualified Costs being securitized (the "Securitized Qualified Costs") is presented in Attachment 1.

COMPLIANCE WITH ISSUANCE STANDARDS

The Financing Order requires Applicant to confirm, using the methodology approved therein, that the actual terms of the Transition Bonds result in compliance with the standards set forth in the Financing Order. These standards are:

1. The securitization of Qualified Costs will provide tangible and quantifiable benefits to ratepayers, greater than would be achieved absent the issuance of Transition Bonds (See Attachment 1);

2. The amount securitized will not exceed the present value of the conventional financing revenue requirement over the life of the proposed Transition Bonds associated with the Securitized Qualified Costs when the present value calculation is made using a discount rate equal to the proposed interest rate on the Transition Bonds (see Attachment 2);

3. The total amount of revenues to be collected under the Financing Order is less than the revenue requirement that would be recovered using conventional financing methods (See Attachment 2);

4. The Transition Bonds will be issued in one or more series comprised of one or more tranches having target final maturities of __ years and legal final maturities not exceeding 15 years from the date of issuance of such series (See Attachment 2, Schedule A);

5. The structuring and pricing of the Transition Bonds is certified by the Applicant to result in the lowest transition bond charges consistent with market conditions and the terms (including the amortization structure ordered by the Commission, if any) set out in the Financing Order (See Attachment 4).

ACTUAL TERMS OF ISSUANCE

Transition Bond Series: _________

Transition Bond Issuer: Entergy Gulf States Reconstruction Funding I, LLC

Trustee:

Closing Date: ________________, 2007

Bond Ratings: Moody's Aaa, S&P AAA, Fitch AAA

Amount Issued: $_________

Transition Bond Issuance Costs: See Attachment 1, Schedule B.

Transition Bond Support and Servicing: See Attachment 2, Schedule B.
Tranche	Coupon Rate	Expected Final Maturity	Legal Final Maturity
A-1	______%	__/__/____	__/__/____
A-2	______%	__/__/____	__/__/____
A-3	______%	__/__/____	__/__/____

Effective Annual Weighted Average Interest Rate of the Transition Bonds:	_____%
Life of Series:	___ years
Weighted Average Life of Series:	____ years
Call provisions (including premium, if any):
Target Amortization Schedule:	Attachment 2, Schedule A
Target Final Maturity Dates:	Attachment 2, Schedule A
Legal Final Maturity Dates:	Attachment 2, Schedule A
Payments to Investors:	Semiannually Beginning __________, 2007
Initial annual Servicing Fee:	$_______

INITIAL TRANSITION CHARGE

Table I below shows the current assumptions for each of the variables used in the calculation of the initial transition Charges.

TABLE I
Input Values For Initial Transition Charges
Applicable period: from __________, _____ to _____________, _____
Forecasted retail kWh/kW sales for the applicable period:	____________
Transition Bond debt service for the applicable period:	$___________
Percent of billed amounts expected to be charged-off:	____%
Forecasted % of Billings Paid in the Applicable Period:	_____%
Forecasted retail kWh/kW sales billed and collected for the applicable period:	______________
Forecasted annual ongoing transaction expenses (Excluding Transition Bond principal and interest):	$_________
Current Transition bond outstanding balance:	$__________
Target Transition Bond outstanding balance as of __/__/____	$__________
Total Periodic Billing Requirement for applicable period:	$__________

Allocation of the PBR among customer classes: See Attachment 3.

Based on the foregoing, the initial Transition Charges calculated for retail users are as follows:

TABLE II

Rate Class	Initial Transition Charge

Residential	______$/kWh
Small General Service	______$/kWh
General Service	______$/kWh
Large General Service	______$/kWh
Large Industrial Power Service	______$/kW
Interruptible Service	______$/kW
Standby and Maintenance Service	______$/kW
Experimental Economic As-Available Power Service	______$/kWh
Street and Outdoor Lighting	______$/kWh

IDENTIFICATION OF SPE

The owner of the Transition Property (the "SPE") will be: Entergy Gulf States Reconstruction Funding I, LLC.

EFFECTIVE DATE

In accordance with the Financing Order, the Transition Charge shall be automatically effective upon the Applicant's receipt of payment in the amount of $___________ from Entergy Gulf States Reconstruction Funding I, LLC, following Applicant's execution and delivery to Entergy Gulf States Reconstruction Funding I, LLC of the Bill of Sale transferring Applicant's rights and interests under the Financing Order and other rights and interests that will become Transition Property upon transfer to Entergy Gulf States Reconstruction Funding I, LLC as described in the Financing Order.

NOTICE

Copies of this filing are being furnished to the parties on the attached service list. Notice to the public is hereby given by filing and keeping this filing open for public inspection at Applicant's corporate headquarters.

AUTHORIZED OFFICER

This undersigned is an officer of Applicant and authorized to deliver this Issuance of Advice Letter on behalf of Applicant.

Respectfully submitted,

ENTERGY GULF STATES, INC.

By: _________________________________

Name: _________________________________

Title: _________________________________

ATTACHMENT 1

SCHEDULE A

CALCULATION OF SECURITIZED QUALIFIED COSTS1
Securitized Amount as of __________before up-front qualified costs
Estimated up-front qualified costs of issuing, supporting and servicing the transition bonds and costs of retiring or refunding existing debt (Attachment 1, Schedule B)
Carrying cost adjustment if the transition bonds are issued other than on June1, 2007
Carrying cost adjustments to account for receipt of insurance or governmental grants, if required by Docket No. 32907 Order
TOTAL SECURITIZED QUALIFIED COSTS	$

__________________________
1.  Refer to the attached workpapers.

ATTACHMENT 1

SCHEDULE B

PROJECTED UP-FRONT QUALIFIED COSTS

Underwriters' Fees	$
Company's/Issuer's Counsel and Underwriters' Counsel Legal Fees & Expenses	$
Commission's Financial Advisor's Fees, Legal Fees & Expenses	$
Rating Agency Fees	$
Company's Financial Advisor Fees & Expenses	$
Printing/Edgarizing Expenses	$
SEC Registration Fee	$
Company's Non-legal Securitization Proceeding Costs/Expenses	$
Company's Miscellaneous Administrative Costs	$
Accountant's Fees	$
Servicer's Set-Up Costs	$
Trustee's/Trustee Counsel's Fees & Expenses	$
BondCo Set-Up Costs	$
Debt Retirement Transaction Costs	$
Costs of Paying Down Equity	$
Original Issue Discount	$
Cost of Swaps & Hedges	$
Other Credit Enhancements (Overcollateralization Subaccount)	$
TOTAL PROJECTED UP-FRONT COSTS SECURITIZED	$

Note: Any difference between the Projected Up-front Qualified Costs securitized and the actual up-front costs incurred will be resolved through the true-up process described in the Financing Order.

ATTACHMENT 2 SCHEDULE A
TRANSITION BOND REVENUE REQUIREMENT INFORMATION

SERIES _____, TRANCHE ________
Payment Date	Principal Balance	Interest	Principal	Total Payment
	$	$	$	$

SERIES _____, TRANCHE ________
Payment Date	Principal Balance	Interest	Principal	Total Payment
	$	$	$	$

SERIES _____, TRANCHE ________
Payment Date	Principal Balance	Interest	Principal	Total Payment
	$	$	$	$

ATTACHMENT 2

SCHEDULE B

ONGOING QUALIFIED COSTS
ANNUAL AMOUNT
Ongoing Servicer Fees (EGSI as Servicer)	$
Administration Fees	$
Accountants Fees	$
Lead Underwriter Ongoing Administration Fees	$
Legal Fees/Expenses for Company's/Issuer's Counsel	$
Trustee's/Trustee Counsel Fees & Expenses	$
Independent Managers' Fees	$
Rating Agency Fees	$
Printing/Edgarization Expenses	$
Miscellaneous	$
TOTAL (EGSI AS SERVICER) PROJECTED ANNUAL ONGOING QUALIFIED COSTS	$
Ongoing Servicer Fees (Third Party as Servicer - 1.25% of principal)	$
Other Servicing Fees	$
TOTAL (THIRD PARTY AS SERVICER) PROJECTED ONGOING QUALIFIED COSTS	$

Note: The amounts shown for each category of operating expense on this attachment are the expected expenses for the first year of the transition bonds. Transition charges will be adjusted at least annually to reflect any changes in Ongoing Qualified Costs through the true-up process described in the Financing Order.

ATTACHMENT 2

SCHEDULE C

CALCULATION OF TRANSITION CHARGES

Year	Transition Bond Payments2	Ongoing Costs3	Total Nominal Transition Charge Requirement4	Present Value of Transition Charges5
1	$	$	$
2
3
4
5
6
7
8
9
10
11
12
13
14
Total

___________________________
2.  From Attachment 2, Schedule A.
3.  From Attachment 2, Scehdule B.
4.  Sum of transition bond payments and ongoing costs.
5.  The discount rate used is the weighted average effective annual interest rate of the transition bonds.

ATTACHMENT 2

SCHEDULE D

COMPLIANCE WITH SUBCHAPTERS G AND J OF THE UTILITIES CODE

TANGIBLE & QUANTIFIABLE BENEFITS AND REVENUE REQUIREMENTS TESTS:6
	Conventional Financing	Securitization Financing7	Savings/(Cost) of Securitization Financing
Nominal	$	$	$
Present Value	$	$	$

_________________________
6.  Calculated in accordance with the methodology used in Appendix D to the Financing Order.
7.  From Attachment 2, Schedule C.

ATTACHMENT 3

INITIAL ALLOCATION OF COSTS TO HRC RATE CLASSES
(1) HRC Rate Class	(2) PBRAF8	(3) Periodic Billing Requirement9	(4) Billing Requirement per HRC Rate Class (2) * (3)	(5) Forecasted Billing Units	(6) HRC Charge (4)/(5)
Residential		$	$		$/kWh
Small General Service					$/kWh
General Service					$/kWh
Large General Service					$/kWh
Large Industrial Power Service					$/kW
Interruptible Service					$/kW
Experimental Economic As-Available Power Service					$/kWh
Standby and Maintenance Service					$/kW
Street and Outdoor Lighting					$/kWh
Total					$/kWh

________________________
8.  Weighted average.  See Attachment B to Schedule HRC for detailed allocation factors.
9.  Table I.

ATTACHMENT 4

FORM OF APPLICANT'S CERTIFICATION

[EGSI Letterhead}

Date: ______________, 2007

Public Utility Commission of Texas
1701 N. Congress Avenue
P.O. Box 13362
Austin, TX 78711-3326

[Commission's Financial Advisor]

Re: Application of Entergy Gulf States, Inc. for a Financing Order, Docket No. _______

ENTERGY GULF STATES, INC. (the "Applicant") submits this Certification pursuant to Ordering Paragraph No. [4] of the Financing Order in Application of Entergy Gulf States, Inc. for a Financing Order, Docket No. _______ (the "Financing Order"). All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

In its issuance advice letter dated ______________, 2007, the Applicant has set forth the following particulars of the Transition Bonds:

Name of Transition Bonds:______________________________
SPE: [BondCo]
Closing Date: _______________, 2007
Amount Issued: $______________
Expected Amortization Schedule: See Attachment 2, Schedule A to the Issuance Advice Letter
Distributions to Investors (semi-annually):
Weighted Average Coupon Rate: ___%
Weighted Average Yield: ____%

The following actions were taken in connection with the design, structuring and pricing of the bonds:

<Insert actions actually taken here>

Based upon information reasonably available to its officers, agents, and employees of Applicant, the Applicant hereby certifies that the structuring and pricing of the Transition

Bonds, as described in the issuance advice letter, will result in the lowest transition bond charges consistent with market conditions and the terms of the Financing Order (including the amortization structure, if any, ordered by the Commission), all within the meaning of Section 39.301 of PURA.

ENTERGY GULF STATES, INC.

By: _________________________________
Name: _______________________________
Title: _________________________________

 Appendix B
Financing Order

SECTION III RATE SCHEDULES ENTERGY GULF STATES, INC. Electric Service Texas Schedule HRC	Sheet No. 68 Effective Date: Revision: 0 Supersedes: New Schedule Schedule Consists of : Six Sheets Plus Attachments A and B

HURRICANE RECONSTRUCTION COSTS

  GENERAL

  This Hurricane Reconstruction Costs Schedule HRC is applicable under the regular terms and conditions of Entergy Gulf States, Inc. ("Company") to all electric service billed under all of the Company's Rate Schedules and all associated Riders, whether for metered or un-metered service, and subject to the jurisdiction of the Public Service Commission of Texas ("PUCT" or the "Commission").

  Schedule HRC is applicable to energy consumption and demands of the Company's customers who take bundled service from the Company and when, and if, the Company's Service Area becomes subject to retail competition, to Retail Electric Providers or other entities during the term that this schedule is in effect, and to the facilities, premises, and loads of all other customers obligated to pay Hurricane Reconstruction Costs Charges as provided in this schedule.

  DEFINITIONS

For the purposes of this schedule, the following terms shall have the following meanings:

Company - Entergy Gulf States, Inc., and its successors and assigns that provide transmission or distribution service directly to customers taking service at facilities, premises, or loads located within the Service Area.

Special Purpose Entity ("SPE") - the owner of Transition Property, on behalf of whom the Hurricane Reconstruction Costs are collected.

Financing Order - the Financing Order issued by the PUCT in Docket No. __________ under Subchapters G and J of Chapter 39 of the Texas Public Utility Regulatory Act ("PURA") providing for the issuance by the SPE of transition bonds (Transition Bonds) to securitize the amount of qualified costs ("Qualified Costs") determined by the Commission in such order.

Non-Eligible Self-Generation ("NESG") - new on-site generation as defined in PURA  39.252(b) (except all dates referenced shall be replaced with the date of the Financing Order) which materially reduces or reduced customer loads on the Company's system, unless excluded under PURA  39.262(k) and any rules adopted by the Commission pursuant thereto.

Retail Electric Provider ("REP") - when, and if, the Company's Service Area becomes subject to retail competition, the entity which serves the customer's energy needs, and will remit to the Servicer the Hurricane Reconstruction Costs ("HRC") billed in accordance with this schedule.

Service Area - the Company's certificated Texas service area as it existed on the date of the Financing Order.

Servicer - on the effective date of this tariff, the Company shall act as Servicer. However, the SPE may select another party to function as Servicer or the Company may resign as Servicer or be succeeded by a permitted successor in accordance with terms of the Servicing Agreement and Financing Order issued in Docket No._______. A Servicer selected under these conditions shall assume the obligations of the Company as Servicer under this schedule. As used in this schedule, the term Servicer includes any successor Servicer.

Hurricane Reconstruction Costs Charges ("HRC Charges") - a non-bypassable charge computed on the basis of individual end-use customer consumption, except for HRC Charges applicable to NESG for which charges are based on the output of the on-site generation.

A. For customers whose facilities, premises, and loads are subject to HRC Charges billed and collected pursuant to the Initial or Adjusted Hurricane Reconstruction Costs Rates, Attachment A to this schedule, the HRC Charges shall constitute a separate charge.

B. The assessment of HRC Charges may be separately identified on the bills sent to customers or when, and if, the Company's Service Area becomes subject to retail competition, REPs or other entities. If such charges are not separately identified, customers will be notified at least annually that the Transition Property is owned by the BondCo and not EGSI.

III. APPLICABILITY

This schedule, along with Attachment A, sets out the rates, terms and conditions under which HRC Charges shall be billed and collected by the Company, any successor Servicer(s), any REPs, and any other entity(ies) responsible for billing or collecting HRC Charges on behalf of the SPE pursuant to the terms of the Financing Order or this tariff. This schedule is applicable to energy consumption and demands of customers taking service from the Company and to facilities, premises and loads of such customers.

This schedule also applies to:

A. Customers taking service at facilities, premises, or loads located within the Service Area who are not presently receiving service from the Company, but whose present facilities, premises, or loads received service from the Company at any time on or after the date of the Financing Order when a request to change service to another utility was not pending as of that date.

B. Customers located within the Service Area and prior customers of the Company who are served by NESG.

C. Public customers located within the Service Area who purchase power from the General Land Office under PURA  35.102.

Individual end-use customers are responsible for paying HRC Charges billed to them in accordance with the terms of this schedule. Payment is to be made to the entity that bills the customer in accordance with the terms of the Servicing Agreement and the Financing Order, which entity may be the Company, a successor Servicer, a REP, an entity designated to collect HRC Charges in place of the REP, or other entity which may be required to bill or collect the HRC Charges. The REP, an entity designated to collect HRC Charges in place of the REP, or another entity which is required to bill or collect the HRC Charges will pay the HRC Charges to the Servicer, whether or not they collect the HRC Charges from their customers. The Servicer will remit collections to the SPE in accordance with the terms of the Servicing Agreement.

SECTION III RATE SCHEDULES ENTERGY GULF STATES, INC. Electric Service Texas Schedule HRC (Cont.)	Sheet No. 69 Effective Date: Revision: 0 Supersedes: New Schedule Schedule Consists of : Six Sheets Plus Attachments A and B

HURRICANE RECONSTRUCTION COSTS

IV.  TERM

This schedule shall remain in effect until the HRC Charges have been collected and remitted to the SPE in an amount sufficient to satisfy all obligations of the SPE in regard to paying principal and interest on the Transition Bonds together with all other qualified costs as provided in PURA  39.302(4) and 39.460(d). However, in no event shall the HRC Charges provided for in this schedule be collected for service rendered after 15 years from issuance of the Transition Bonds. HRC Charges for service rendered during the 15-year period following issuance of the Transition Bonds pursuant to the Financing Order, but not collected during that 15-year period, may be collected after the 15-year period. This schedule is irrevocable and non-bypassable for the full term during which it applies.

V. HRC RATE CLASSES

The HRC Rates will be payable by all existing customers of the Company and all existing and future customers located within the Company's Service Area. The defined HRC Rate Classes to whom HRC Rates will apply are as follows:
        Residential - this service is applicable for all domestic purposes in single family residences or individual apartments.
        Small General Service - this service is applicable to non-residential customers using 20 kW or less of demand. The Small General Service class also includes Municipal Traffic Signal Service and Unmetered Services.
        General Service - this service is applicable to non-residential customers who contract for not less than 5 kW but not more than 2,500 kW of electric service.
        Large General Service - this service is applicable to non-residential customers who contract for not less than 300 kW but not more than 2,500 kW of electric service. The Large General Service class also includes customers taking service under the Experimental Rider for Water Heating Service.
        Large Industrial Power Service - this service is applicable to non-residential customers who contract for not less than 2,500 kW of electric service. The Large Industrial Power Service class also includes customers taking service under Pipeline Pumping Service and Supplemental Short Term Service.
        Interruptible Service - this service is applicable to non-residential customers who contract for not less than 2,500 kW of firm contract power under Large Power Service (Schedule LPS) or High Load Factor Service (Schedule HLFS) and who contract for not less than 2,000 kW of interruptible contract power.
        Standby and Maintenance Service - this service is applicable to non-residential customers who have their own generation equipment and who contract for Standby and Maintenance Service from the Company.
        Experimental Economic As-Available Power Service - this service is applicable to all Customers having self-generation capability greater than 5,000 kW which was both permanently existing on site and in operating condition as of March 8, 1993. The power taken under Schedule EAPS can only be used for the displacement, in total or in part of the Customer's self-generating capability. A Customer may not contract for Schedule EAPS power in excess of the design capacity of the Customer's power production facilities and shall not displace load historically served by the Company.
        Street and Outdoor Lighting - this class includes Area Lighting Service which provides security or flood lighting services provided on end-use customers' premises and Street and Highway Lighting Service.

VI. PERIODIC BILLING REQUIREMENT ALLOCATION FACTORS

The Periodic Billing Requirement shall be functionalized and allocated to each HRC Rate Class using the methods approved by the Commission in Docket No. 32907 as outlined in Attachment B to this schedule.

VII. DETERMINATION OF HRC RATES

HRC Rates will be adjusted no less frequently than annually in order to ensure that the expected collection of the HRC Charges is adequate to pay when due, pursuant to the expected amortization schedule, principal and interest on the Transition Bonds and pay on a timely basis other qualified costs. The HRC Rates shall be computed by multiplying the Periodic Billing Requirement Allocation Factor ("PBRAFs") times the Periodic Billing Requirement ("PBR") for the projected HRC period, and dividing such amount by the billing units of the HRC Rate Class, as shown in the following formula:

HRCc = [(PBR * PBRAFc) + Pc]/ FBUc

Where,

HRCc = HRC Rate applicable to an HRC Rate Class during the HRC Period;

PBR = Periodic Billing Requirement for the HRC Period;

PBRAFc = the Periodic Billing Requirement Allocation Factor for such class in effect at such time;

Pc = Prior period over-/under-recovery for such class; and

FBUc = Forecasted Billing Units (i.e., class-specific energy or demand billing units) currently forecast for a class for the HRC period.

VIII. STANDARD AND INTERIM TRUE-UP PROCEDURE

Not less than 15 days prior to the first billing cycle for the Company's July billing month, and no less frequently than annually, the Servicer shall file a revised Attachment A setting forth the upcoming HRC period's HRC Rates (Adjusted HRC Rates), complete with all supporting materials. The Adjusted HRC Rates will become effective on the first billing cycle of the Company's July billing month. The Commission will have 15 days after the date of the true-up filing in which to confirm the accuracy of the Servicer's adjustment. Any necessary corrections to the Adjusted HRC Rates, due to mathematical errors in the calculation of such rates or otherwise, will be made in a future true-up adjustment filing.

SECTION III RATE SCHEDULES ENTERGY GULF STATES, INC. Electric Service Texas Schedule HRC (Cont.)	Sheet No. 70 Effective Date: Revision: 0 Supersedes: New Schedule Schedule Consists of : Six Sheets Plus Attachments A and B

HURRICANE RECONSTRUCTION COSTS

The Servicer is also required to make mandatory interim true-up adjustments semi-annually (or quarterly during the period between the expected final maturity and the legal final maturity of the last bond tranche or class), using the methodology applicable to the standard true-up, (i) if the Servicer forecasts that HRC Charge collections will be insufficient to make all scheduled payments of principal, interest and other amounts in respect of the transition bonds during the current or next succeeding payment period and/or (ii) to replenish any draws upon the capital subaccount. In the event an interim true-up is necessary, the interim true-up adjustment should be filed not less than 15 days prior to the first billing cycle of the month in which the revised transition charges will be in effect. In no event would such interim true-up adjustments occur more frequently than every three months if quarterly transition bond payments are required or every six months if semi-annual transition bond payments are required; provided, however, that interim true-up adjustments for any transition bonds remaining outstanding after the expected final maturity date of the last tranche or class shall occur quarterly.

IX. NON-STANDARD TRUE-UP PROCEDURE

In the event that the forecasted billing units for one or more of the HRC Rate Classes for an upcoming period decreases by more than 10% of the threshold billing units set forth in the Financing Order, the Servicer shall make a non-standard true-up filing at least 90 days before the effective date of the next standard true-up adjustment. The true-up shall be conducted in the following manner. The Servicer shall:

A. allocate the upcoming period's Periodic Billing Requirement based on the PBRAFs as outlined in Attachment B;

B. calculate undercollections or overcollections from the preceding period in each HRC Rate Class by subtracting the previous period's HRC Charge revenues collected from each class from the Periodic Billing Requirement determined for that class for the same period;

C. sum the amounts allocated to each HRC Rate Class in steps A and B above to determine an adjusted Periodic Billing Requirement for each HRC Rate Class;

D. divide the Periodic Billing Requirement for each HRC Rate Class by the maximum of the forecasted billing units or the threshold billing units for that Class, to determine the threshold rate;

E. multiply the threshold rate by the forecasted billing units for each HRC Rate Class to determine the expected collections under the threshold rate;

F. allocate the difference in the adjusted Periodic Billing Requirement and the expected collections calculated in step E among the HRC Rate Classes using the PBRAFs as outlined in Attachment B;

G. add the amount allocated to each HRC Rate Class in step F above to the expected collection amount by class calculated in step E above to determine the final Periodic Billing Requirement for each class; and

H. divide the final Periodic Billing Requirement for each HRC Rate Class by the forecasted billing units to determine the HRC Rate by Class for the upcoming period.

A proceeding for the purpose of approving a non-standard true-up should be conducted in the following manner:

A. The Servicer will make a "non-standard true-up filing" with the Commission at least 90 days before the effective date of the proposed true-up adjustment. The filing will contain the proposed changes to the HRC Rates, justification for such changes as necessary to specifically address the cause(s) of the proposed non-standard true-up, and a statement of the proposed effective date.

B. Concurrently with the filing of the non-standard true-up with the Commission, the Servicer will notify all parties in Docket No. _______ of the filing of the proposal for a non-standard true-up.

C. The Servicer will issue appropriate notice and the Commission will conduct a contested case proceeding on the non-standard true-up proposal pursuant to PURA  39.003.

The scope of the proceeding will be limited to determining whether the proposed adjustment complies with the Financing Order. The Commission will issue a final order by the proposed effective date stated in the non-standard true-up filing. In the event that the Commission cannot issue an order by that date, the Servicer will be permitted to implement its proposed changes. Any modifications subsequently ordered by the Commission will be made by the Servicer in the next true-up filing.

X. ALTERNATIVE BILLING AND COLLECTION TERMS AND CONDITIONS

The billing and collection of HRC Charges may differ as set forth in this schedule. The alternative terms and conditions for each party are set forth below:

A. Billings by Servicer to other electric utilities, municipally owned utilities, and cooperatives:
    Applicable to former customers of the Company in multiply certificated service areas now taking service from other electric utilities, municipally owned utilities, or cooperatives or through REPs served from other electric utilities, municipally owned utilities, or cooperatives.
    Charges subject to this tariff must be paid in full by the other electric utility, municipally owned utility, or cooperative to the Servicer pursuant to the terms of the Transition Property Servicing Agreement.

B. Billings by Servicer to NESG:

1. Applicable to end-use consumption served by on-site non-eligible self generation. The HRC Charges applicable to NESG are in addition to the applicable HRC Charges under A above or C below.

2. Payment terms pursuant to the Commission's rules.

SECTION III RATE SCHEDULES ENTERGY GULF STATES, INC. Electric Service Texas Schedule HRC (Cont.)	Sheet No. 71 Effective Date: Revision: 0 Supersedes: New Schedule Schedule Consists of : Six Sheets Plus Attachments A and B

HURRICANE RECONSTRUCTION COSTS

3. HRC Rate Class determined by summing loads on the transmission and distribution system with loads served by non-eligible generation.

4. Servicer has the right to terminate for non-payment pursuant to the Commission's rules.

C. Billings by the REP or its Replacement to End-Use Customers:

1. Applicable to consumption of all end-use customers served by the REP for which HRC Charges apply, including applicable former customers and NESG, under the following conditions:

2. REPs shall provide the Servicer with full and timely information necessary to provide proper reporting and for billing and true-up adjustments.

3. Each REP must (1) have a long-term, unsecured credit rating of not less than "BBB-" and "Baa3" (or the equivalent) from Standard & Poor's and Moody's Investors Service, respectively, or (2) provide (A) a deposit of two months' maximum expected HRC Charges collections in the form of cash, (B) an affiliate guarantee, surety bond, or letter of credit providing for payment of such amount of HRC Charges collections in the event that the REP defaults in its payment obligations, or (C) a combination of any of the foregoing. A REP that does not have or maintain the requisite long-term, unsecured credit rating may select which alternate form of deposit, credit support, or combination thereof it will utilize, in its sole discretion. The Indenture Trustee shall be the beneficiary of any affiliate guarantee, surety bond or letter of credit. The provider of any affiliate guarantee, surety bond, or letter of credit must have and maintain long-term, unsecured credit ratings of not less than
"BBB-" and "Baa3" (or the equivalent) from Standard & Poor's and Moody's Investors Service, respectively.

4. If the long-term, unsecured credit rating from either Standard & Poor's or Moody's Investors Service of a REP that did not previously provide the alternate form of deposit, credit support, or combination thereof or of any provider of an affiliate guarantee, surety bond, or letter of credit is suspended, withdrawn, or downgraded below "BBB-" or "Baa3" (or the equivalent), the REP must provide the alternate form of deposit, credit support, or combination thereof, or new forms thereof, in each case from providers with the requisite ratings, within 10 business days following such suspension, withdrawal, or downgrade. A REP failing to make such provision must comply with the provisions set forth in Paragraph 3 of the next section, Billings by the Servicer to the REP or its Replacement (when applicable).

5.  The computation of the size of a required deposit shall be agreed upon by the Servicer and the REP, and reviewed no more frequently than quarterly to ensure that the deposit accurately reflects two months' maximum collections. Within 10 business days following such review, (1) the REP shall remit to the Indenture Trustee the amount of any shortfall in such required deposit or (2) the Servicer shall instruct the Indenture Trustee to remit to the REP any amount in excess of such required deposit. A REP failing to so remit any such shortfall must comply with the provisions set forth in Paragraph 3 of the next section, Billings by the Servicer to the REP or its Replacement (when applicable). REP cash deposits shall be held by the Indenture Trustee, maintained in a segregated account, and invested in short-term high quality investments, as permitted by the rating agencies rating the Transition Bonds. Investment earnings on REP cash deposits shall be considered part of such cash deposits so long as they remain on deposit with the Indenture Trustee. At the instruction of the Servicer, cash deposits will be remitted with investment earnings to the REP at the end of the term of the Transition Bonds unless otherwise utilized for the payment of the REP's obligations for HRC Charges payments. Once the deposit is no longer required, the Servicer shall promptly (but not later than 30 calendar days) instruct the Indenture Trustee to remit the amounts in the segregated accounts to the REP.

6.  In the event that a REP or the Provider of Last Resort ("POLR") is billing customers for HRC Charges, the REP shall have the right to transfer the customer to the POLR (or to another certified REP) or to direct the Servicer to terminate transmission and distribution service to the end-use customer for non-payment by the end-use customer pursuant to applicable Commission rules.

D. Billings by the Servicer to the REP or its Replacement (when applicable):

1. Applicable to all consumption subject to REP billing of HRC Charges.

2. Payments of HRC Charges are due 35 calendar days following each billing by the Servicer to the REP, without regard to whether or not, or when, the REP receives payment from its retail customers. The Servicer shall accept payment by electronic funds transfer ("EFT"), wire transfer ("WT") and/or check. Payment will be considered received the date the EFT or WT is received by the Servicer, or the date the check clears. A 5% penalty is to be charged on amounts received after 35 calendar days; however, a 10-calendar-day grace period will be allowed before the REP is considered to be in default. A REP in default must comply with the provisions set forth in Paragraph 3 below. The 5% penalty will be a one-time assessment measured against the current amount overdue from the REP to the Servicer. The current amount consists of the total unpaid HRC Charges existing on the 36th calendar day after billing by the Servicer. Any and all such penalty payments will be made to the Indenture Trustee to be applied against HRC Charges obligations. A REP shall not be obligated to pay the overdue HRC Charges of another REP. If a REP agrees to assume the responsibility for the payment of overdue HRC Charges as a condition of receiving the customers of another REP who has decided to terminate service to those customers for any reason, the new REP shall not be assessed the 5% penalty upon such HRC Charges; however, the prior REP shall not be relieved of the previously assessed penalties.

3. After the 10 calendar-day grace period (the 45th calendar day after the billing date) referred to in Paragraph 2 above, the Servicer shall have the option to seek recourse against any cash deposit, affiliate guarantee, surety bond, letter of credit, or combination thereof made by the REP, and avail itself of such legal remedies as may be appropriate to collect any remaining unpaid HRC Charges and associated penalties due the Servicer after the application of the REP's deposit or alternate form of credit support. In addition, a REP that is in default with respect to the requirements set forth in Paragraphs 4 and 5 of the previous section, Billings by the REP or its Replacement to End-Use Customers, and Paragraph 2 of this section shall select and implement one of the following options:

SECTION III RATE SCHEDULES ENTERGY GULF STATES, INC. Electric Service Texas Schedule HRC (Cont.)	Sheet No. 72 Effective Date: Revision: 0 Supersedes: New Schedule Schedule Consists of : Six Sheets Plus Attachments A and B

HURRICANE RECONSTRUCTION COSTS

(a) Allow the POLR or a qualified REP of the customer's choosing to immediately assume the responsibility for the billing and collection of HRC Charges.

(b) Immediately implement other mutually suitable and agreeable arrangements with the Servicer. It is expressly understood that the Servicer's ability to agree to any other arrangements will be limited by the terms of the servicing agreement and requirements of each of the rating agencies that have rated the Transition Bonds necessary to avoid a suspension, withdrawal, or downgrade of the ratings on the Transition Bonds.

(c) Arrange that all amounts owed by retail customers for services rendered be timely billed and immediately paid directly into a lock-box controlled by the Servicer with such amounts to be applied first to pay HRC Charges before the remaining amounts are released to the REP. All costs associated with this mechanism will be borne solely by the REP.

If a REP that is in default fails to immediately select and implement one of the foregoing options in (a), (b), or (c) or, after so selecting one of the foregoing options, fails to adequately meet its responsibilities thereunder, then the Servicer shall immediately implement option (a). Upon re-establishment of the requirements set forth in Paragraphs 4 and 5 of the previous section, Billings by the REP or its Replacement to End-Use Customers, and Paragraph 2 of this section and the payment of all past-due amounts and associated penalties, the REP will no longer be required to comply with this subsection.

4. The POLR will be required to meet the minimum credit rating and/or deposit/credit support requirements described in Paragraph 3 of the preceding section, Billings by the REP or its Replacement to End-Use Customers, in addition to any other standards that may be adopted by the Commission. If the POLR defaults or is not eligible to provide such services, responsibility for billing and collection of HRC Charges will immediately be transferred to and assumed by the Servicer until a new POLR can be named by the Commission or the customer requests the services of a certified REP. Retail customers may never be re-billed by the successor REP, the POLR, or Servicer for any amount of HRC Charges they have paid their REP (although future HRC Charges shall reflect REP and other system-wide charge-offs). Additionally, if the amount of the penalty detailed in Paragraph 2 of this section is the sole remaining past-due amount after the 45th day, the REP shall not be required to comply with  X.D.3.(a), (b), or (c) above, unless the penalty is not paid within an additional 30 calendar days

5. In the event the Servicer is billing customers for HRC Charges, the Servicer shall have the right to terminate transmission and distribution service for non-payment by end-use customers pursuant to the Commission's rules.

6. Notwithstanding Paragraph 2 of this section, the REPs will be allowed to hold back an allowance for charge-offs in their payments to the Servicer. Such charge-off rate will be recalculated each year in connection with the standard true-up procedure. In the initial year, the REPs will be allowed to remit payments based on the same system-wide charge off percentage then being used for the transition bonds issued by ENTERGY GULF STATES RECONSTRUCTION FUNDING I, LLC pursuant to the financing order issued in Docket No.________. On an annual basis in connection with the standard true-up adjustment process, the REP and the Servicer will be responsible for reconciling the amounts held back with amounts actually written off as uncollectible in accordance with the terms agreed to by the REP and the Servicer, provided that:

(a) The REP's right to reconciliation for write-offs will be limited to customers whose service has been permanently terminated and whose entire accounts (i.e., all amounts due the REP for its own account as well as the portion representing HRC Charges) have been written off.

(b) The REP's recourse will be limited to a credit against future HRC Charges payments unless the REP and the Servicer agree to alternative arrangements, but in no event will the REP have recourse to the SPE or its funds for such payments.

(c) The REP shall provide information on a timely basis to the Servicer so that the Servicer can include the REP's default experience and any subsequent credits in its calculation of the HRC Rates for the next HRC billing period, and the REP's rights to credits will not take effect until after such adjusted HRC Rates have been implemented.

7.  In the event that a REP disputes any amount of billed HRC Charges, the REP shall pay the disputed amount under protest according to the timelines detailed in Paragraph 2 of this section. The REP and Servicer shall first attempt to informally resolve the dispute, but if failing to do so within 30 calendar days, either party may file a complaint with the Commission. If the REP is successful in the dispute process (informal or formal), the REP shall be entitled to interest on the disputed amount paid to the Servicer at the Commission-approved interest rate. Disputes about the date of receipt of HRC Charges payments (and penalties arising therefrom) will be handled in a like manner.

Any interest paid by the Servicer on disputed amounts shall not be recovered through HRC Charges if it is determined that the Servicer's claim to the funds is clearly unfounded. No interest shall be paid by the Servicer if it is determined that the Servicer has received inaccurate metering data from another entity providing competitive metering services pursuant to PURA  39.107.

8.  If the Servicer is providing the metering, the metering data will be provided to the REP at the same time as the billing. If the Servicer is not providing the metering, the entity providing metering service(s) will be responsible for complying with Commission rules and ensuring that the Servicer and the REP receive timely and accurate metering data in order for the Servicer to meet its obligations under the Servicing Agreement and the Financing Order with respect to billing and true-ups.

SECTION III RATE SCHEDULES ENTERGY GULF STATES, INC. Electric Service Texas Schedule HRC (Cont.)	Sheet No. 73 Effective Date: Revision: 0 Supersedes: New Schedule Schedule Consists of : Six Sheets Plus Attachments A and B

HURRICANE RECONSTRUCTION COSTS

XI. OTHER TERMS AND CONDITIONS

Prior to the date when retail competition is introduced into the Service Area, if any retail customer does not pay the full amount of any bill to EGSI the amount paid by the customer will be applied in the following order of priority: first, to any amounts due with respect to customer deposits, second, to all electric service charges of EGSI and to all transition charges on the bill, pari passu based upon the total amount billed, and third to tax and charges billed to the Customers. If there is more than one owner of transition property, or if the sole or any owner of transition property (or pledge or pledgee) has issued multiple series of bonds, such partial collections representing transition charges shall be allocated among such owners (or pledgee or pledgees), and among such series of transition bonds, pro-rata based upon the amounts billed with respect to each series of transition bonds, provided that late fees and charges may be allocated to the Servicer as provided in the Tariff. When and if the Service Area becomes subject to retail competition and a REP or other entity does not pay the full amount it has been billed, the amount paid by the REP or such other entity will first be apportioned between the transition charges and other fees and charges (including amounts billed and due in respect of transition charges associated with transition bonds issued under other financing orders), other than late fees, and second, any remaining portion of the payment will be allocated to late fees. The amount allocated to transition charges shall be further allocated in the same manner as the second preceding sentence. The foregoing allocations will facilitate a proper balance between the competing claims to this source of revenue in an equitable manner.

At least once each year, following the introduction of retail open competition in the Service Area, (i) the Company shall cause to be prepared and delivered to REPs, if appropriate, and such customers a notice stating, in effect, that the Transition Property and the HRC Charges are owned by the SPE and not the Company; and (ii) each REP which bills HRC Charges shall cause to be prepared and delivered to such customers a notice stating, in effect, that the Transition Property and the HRC Charges are owned by the SPE and not the REP or the Company. Such notice shall be included either as an insert to or in the text of the bills delivered to such REPs or customers, as applicable, or shall be delivered to customers by electronic means or such other means as the Servicer or the REP may from time to time use to communicate with their respective customers.

ENTERGY GULF STATES, INC.

SCHEDULE HRC - ATTACHMENT A

INITIAL OR ADJUSTED HURRICANE RECONSTRUCTION COSTS RATES

I.  RATE CLASSES

For purposes of determining and billing Initial or Adjusted Hurricane Reconstruction Costs Rates, each end-use customer will be designated as a customer belonging to one of nine classes as identified and defined in  V of Rate Schedule HRC.

II. NET MONTHLY RATE

The Initial or Adjusted HRC Rates shall be determined in accordance with and are subject to the provisions set forth in Rate Schedule HRC. Not less than 15 days prior to the first billing cycle for the Company's July 2007 billing month and no less frequently than annually thereafter, the Company or successor Servicer will file a Revision to Schedule HRC, Attachment A setting forth the Adjusted HRC Rates to be effective for the upcoming period. If made as a result of the standard true-up adjustment in Rate Schedule HRC, the Adjusted HRC Rates will become effective on the first billing cycle of the Company's June billing month. If an interim true-up adjustment is made pursuant to Rate Schedule HRC, the Adjusted HRC Rates will be become effective on the first billing cycle of the Company's billing month that is not less than 15 days following the making of the interim true-up adjustment filing. If a Non-Standard True-Up filing pursuant to Rate Schedule HRC is made to revise the Initial or Adjusted HRC Rates, the filing will be made at least 90 days prior to the first billing cycle for the Company's June billing month. Amounts billed pursuant to this schedule are not subject to Rider IHE or State and local sales tax.
HRC Rate Class	Initial or Adjusted HRC Rates
Residential	$0.00492	per kWh
Small General Service	$0.00827	per kWh
General Service	$0.00404	per kWh
Large General Service	$0.00242	per kWh
Large Industrial Power Service	$0.22879	per kW
Interruptible Service	$0.06176	per kW
Experimental Economic As-Available Power Service	$0.00029	per kWh
Standby and Maintenance Service	$0.03676	per kW
Street and Outdoor Lighting	$0.02246	per kWh

The Initial or Adjusted HRC Rates are multiplied by the kWh or kW as applicable, read, estimated or determined during the billing month and will be applied to bills rendered on and after the effective date.

ENTERGY GULF STATES, INC
Functionalization and Allocation of Annual Securitization Payments
Texas Retail by Class

		Texas Retail
	Tx Retail	RES	SGS	GS	LGS	LIPS	IS	LTG	EAPS	SMS
Production
Texas Retail Allocation Factors	100.0000%	42.1342%	2.2260%	19.4782%	7.0323%	24.2677%	1.4286%	0.3776%	1.6456%	1.4098%
Related Storm Costs	5,107,465
Total Storm Costs	393,236,384
Ratio of Related Storm Costs	1.2988%
Annual Levelized Payment	0
Payment Allocated to Prod	0	0	0	0	0	0	0	0	0	0
Transmission
Texas Retail Allocation Factors	100.0000%	44.1551%	2.3289%	19.9375%	6.9826%	22.2575%	0.9543%	0.3620%	1.6104%	1.4118%
Related Storm Costs	36,695,042
Total Storm Costs	393,236,384
Ratio of Related Storm Costs	9.3315%
Annual Levelized Payment	0
Payment Allocated to Trans	0	0	0	0	0	0	0	0	0	0
Distribution
Texas Retail Allocation Factors	100.0000%	58.5687%	4.8511%	25.0099%	6.1482%	1.2080%	0.0000%	4.0463%	0.0000%	0.1678%
Related Storm Costs	350,289,652
Total Storm Costs	393,236,384
Ratio of Related Storm Costs	89.0786%
Annual Levelized Payment **	0
Payment Allocated to Distrib	0	0	0	0	0	0	0	0	0	0
Net General Plant
Texas Retail Allocation Factors	100.0000%	51.8429%	3.8699%	18.9575%	5.9117%	14.7757%	0.7624%	1.9911%	0.9533%	0.9355%
Related Storm Costs	1,144,225
Total Storm Costs	393,236,384
Ratio of Related Storm Costs	0.2910%
Annual Levelized Payment	0
Payment Allocated to Other	0	0	0	0	0	0	0	0	0	0

Total Payments	0	0	0	0	0	0	0	0	0	0

Appendix C
Financing Order

Entergy Gulf States, Inc.
Projected Up-Front & Ongoing Qualified Costs
(assumes issuance date of June 1, 2007)
Estimated Deal Size
365,400,000
						Up-Front Qualified Costs
Note: No amounts are indicated for the line item detail of estimated up-front qualified costs.
The total of all up-front qualified costs is capped.
Item 1	Underwriters Fees					$
Item 2	Company's/Issuer's Counsel and Underwriters' Counsel Legal Fees & Expenses					$
Item 3						$
Item 4	Rating Agency Fee					$
Item 5	Company's Financial Advisor Fees & Expenses					$
Item 6	Printing/Edgarizing Expenses					$
Item 7	SEC Registration Fee					$
Item 8	Company's Non-legal Securitization Proceeding Costs & Expenses					$
Item 9	Company's Miscellaneous Administrative Costs					$
Item 10	Accountant's Fees					$
Item 11	Servicer's Set-Up Costs					$
Item 12	Trustee's/Trustee Counsel's Fees & Expenses					$
Item 13	BondCo Set-Up Costs					$
Subtotal						$

Item 14	Debt Retirement Transaction Costs					$
Item 15	Costs of Paying Down Equity					$
Item 16	Original Issuance Discount					$
Item 17	Cost of Swaps & Hedges					$
Item 18	Other Credit Enhancements					$
Total Capped Up-Front Qualified Costs						$ 6,000,000

						Itemized Annual Ongoing Qualified Costs
Note: The only Annual Ongoing Qualified Cost that is capped is the Ongoing Servicer Fee.
(Ongoing Servicer Fee for a third-party servicer subject to Commission approval)

Ongoing Servicer Fees (EGSI as Servicer)						$ 400,000
Administration Fees ^						$ 100,000
Accountants Fees ^						$ 75,000
Lead Underwriter Ongoing Administration Fees ^						$ 75,000
Legal Fees/Expenses for Company's/Issuer's Counsel ^						$ 50,000
Trustee's/Trustee's Counsel Fees & Expenses ^						$ 10,000
Independent Manager's Fees ^						$ 5,000
Rating Agency Fees^						$ 50,000
Printing/Edgarization Expenses ^						$ 20,000
Miscellaneous ^						$ 50,000
Total (EGSI as Servicer) Projected Annual Ongoing Qualified Costs						$ 835,000

Other Servicing Fees marked with ^ are not capped.

						Present Value of Annual Ongoing Qualified Costs
		Period	Ongoing Costs	Present Value Period (yrs)	PV of Ongoing Costs @ 5.04%	PV of Ongoing Costs @ 8.25%
					5.04%	8.25%
		1	$ 626,250	0.75	$603,576	$590,102
		2	$ 835,000	1.75	$766,153	$726,838
		3	$ 835,000	2.75	$729,392	$671,444
		4	$ 835,000	3.75	$694,395	$620,272
		5	$ 835,000	4.75	$661,076	$572,999
		6	$ 835,000	5.75	$629,357	$529,329
		7	$ 835,000	6.75	$599,159	$488,988
		8	$ 835,000	7.75	$570,410	$451,721
		9	$ 835,000	8.75	$543,041	$417,294
		10	$ 835,000	9.75	$516,985	$385,491
		11	$ 835,000	10.75	$492,179	$356,112
		12	$ 835,000	11.75	$468,564	$328,972
		13	$ 835,000	12.75	$446,081	$303,900
		14	$ 835,000	13.75	$424,677	$280,739
			11,481,250		$8,145,046	$6,724,200

					Appendix D
					Financing Order
					Page 1 of 1

ENTERGY GULF STATES, INC.

Threshold Billing Determinants for Determining the Non-Standard True-up
and
Calculation of Non-Standard True-Up Threshold

	12 Months		Non-Standard
	Ended 12/31/04		True-up Threshold
Rate Classes	Billing Units *		(90% of Col. (1))
	(1)		(2)

Residential Service	5,107,915,486	kWh	4,597,123,937	kWh
Small General Service	276,596,133	kWh	248,936,520	kWh
General Service	2,875,526,844	kWh	2,587,974,160	kWh
Large General Service	1,299,652,024	kWh	1,169,686,822	kWh
Large Industrial Power Service	9,421,368	kW	8,479,231	kW
Interruptible Service	1,074,827	kW	967,344	kW
Economic As-Available Service	351,606,468	kWh	316,445,821	kWh
Standby and Maintenance Service	5,064,824	kW	4,558,342	kW
Street and Outdoor Lighting	80,713,139	kWh	72,641,825	kWh

* Actual billing units for 12 Months Ended 12/31/04 and the basis for forecasts.

PUC DOCKET NO. 33586
APPLICATION OF ENTERGY GULF STATES, INC. FOR A FINANCING ORDER	PUBLIC UTILITY COMMISSION OF TEXAS

ORDER NUNC PRO TUNC

The April 2, 2007 Financing Order inadvertently omitted the finding of fact relating to the credit risk of the transition bonds as discussed and approved by the Commission at the February 22, 2007 Open Meeting.1 Accordingly, Finding of Fact 90A is added to read as follows:

90A. The broad-base nature of the true-up mechanism and the pledge of the State of Texas, along with the bankruptcy remoteness of the special purpose entity and the collection account, will serve to minimize, if not effectively eliminate, for all practical purposes and circumstances, any credit risk.

In addition, Finding of Fact 21 incorrectly states the amount of the net present value of the ADFIT benefit as $32,626,006, instead of $31,626,006, as is correctly described in the discussion of the Financing Order, Finding of Fact 23, and Ordering Paragraph No. 2. Accordingly, Finding of Fact 21 is corrected to read as follows: "The net present value of the ADFIT benefit EGSI will receive is $31,626,006."

SIGNED AT AUSTIN, TEXAS the 23rd day of April 2007.

PUBLIC UTILITY COMMISSION OF TEXAS

/s/ Paul Hudson
PAUL HUDSON, CHAIRMAN

/s/ Julie Parsley
JULIE PARSLEY, COMMISSIONER

/s/ Barry T. Smitherman
BARRY T. SMITHERMAN, COMMISSIONER

________________________
1.  Open Meeting Tr. at 58-73 (Feb. 22, 2007).